Exhibit 99.1

Intercorp Financial Services Inc.

Second Quarter 2020 Earnings

Lima, Peru, August 12, 2020. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the second quarter 2020. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: 2Q20 earnings affected by higher provisions at Interbank, partially offset by positive results from investments at Interseguro and Inteligo

•	Strong liquidity and capital position across all subsidiaries
•	Adjusted efficiency ratio at 29.9%, an improvement of 650 bps QoQ and 510 pbs YoY
•	Activity recovering from COVID-19 lows
•	Digital trends continue to support IFS’ strategy

Interbank: 2Q20 earnings affected by higher provisions from COVID-19 and low activity during lockdown

•	Loans outgrowing the system, market share up to 12.6% boosted by our participation in Reactiva Peru Program
•	Strong growth in deposits drove market share up to 13.2%, cost of funds down 50 bps QoQ
•	8.5% CoR in 1H20, based on adjustments to the expected loss model
•	Double-digit reduction in expenses due to cost containment measures

Interseguro: Solid quarter as a result of a recovery in investment portfolio

•	Top line impact from the COVID-19 pandemic offset by lower claims, benefits and tight control of expenses
•	Results from investments increased 50.0% QoQ and 6.5% YoY, with ROIP reaching 6.3%
•	Continued as market leader in annuities with a 27.0% share YTD

Inteligo: Sound quarter with recovery from investments and fees

•	Strong revenues in 2Q20, positively affected by M2M on the investment portfolio
•	Fee generation remained solid despite economic turmoil in the region
•	AUM and loans grew 7.2% and 3.2% QoQ, respectively
•	Significant bottom-line recovery, with ROAE at 17.2% after a challenging first-quarter

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	06.30.19	03.31.20	06.30.20	%chg 06.30.20/ 03.31.20	%chg 06.30.20/ 06.30.19
Assets
Cash and due from banks and inter-bank funds	10,823.0	11,733.3	15,156.3	29.2%	40.0%
Financial investments	17,835.5	18,634.9	21,198.7	13.8%	18.9%
Loans, net of unearned interest	35,647.0	38,556.6	42,061.8	9.1%	18.0%
Impairment allowance for loans	(1,411.9)	(1,494.5)	(2,731.3)	82.8%	93.5%
Property, furniture and equipment, net	900.2	935.6	899.3	(3.9)%	(0.1)%
Other assets	3,378.4	3,445.7	5,195.1	50.8%	53.8%
Total assets	67,172.2	71,811.6	81,779.8	13.9%	21.7%
Liabilities and equity
Deposits and obligations	35,373.8	37,568.9	44,144.7	17.5%	24.8%
Due to banks and correspondents and inter-bank funds	4,647.0	5,446.1	7,997.7	46.9%	72.1%
Bonds, notes and other obligations	6,606.2	6,973.4	7,495.4	7.5%	13.5%
Insurance contract liabilities	10,935.1	11,064.3	11,708.2	5.8%	7.1%
Other liabilities	2,167.0	2,212.6	2,596.9	17.4%	19.8%
Total liabilities	59,729.0	63,265.3	73,943.0	16.9%	23.8%
Equity, net
Equity attributable to IFS' shareholders	7,401.2	8,499.6	7,795.0	(8.3)%	5.3%
Non-controlling interest	42.0	46.7	41.8	(10.5)%	(0.5)%
Total equity, net	7,443.2	8,546.3	7,836.8	(8.3)%	5.3%
Total liabilities and equity net	67,172.2	71,811.6	81,779.8	13.9%	21.7%

Intercorp Financial Services’ net results reached S/ -457.3 million in 2Q20, compared to profits of S/ 144.9 million in 1Q20 and S/ 350.1 million in 2Q19.

It is worth mentioning that IFS’s results were affected by (i) the reversion of payroll deduction loan provisions for S/ 38.8 million in 2Q19; (ii) the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in our banking segment for S/ 96.3 million after taxes in 2Q20; and (iii) the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic in 2Q20.

Intercorp Financial Services’ P&L statement

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Interest and similar income	1,201.7	1,248.2	1,043.5	(16.4)%	(13.2)%
Interest and similar expenses	(345.4)	(339.5)	(309.7)	(8.8)%	(10.3)%
Net interest and similar income	856.4	908.7	733.8	(19.2)%	(14.3)%
Impairment loss on loans, net of recoveries	(192.9)	(312.6)	(1,290.5)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	0.8	(40.5)	(11.9)	(70.7)%	n.m.
Net interest and similar income after impairment loss	664.2	555.6	(568.6)	n.m.	n.m.
Fee income from financial services, net	222.7	220.3	142.6	(35.3)%	(36.0)%
Other income	129.4	39.3	187.3	n.m.	44.8%
Total premiums earned minus claims and benefits	(76.4)	(59.4)	(63.9)	7.6%	(16.4)%
Net Premiums	164.4	172.9	117.7	(31.9)%	(28.4)%
Adjustment of technical reserves	(67.9)	(48.4)	(2.8)	(94.2)%	(95.8)%
Net claims and benefits incurred	(172.9)	(183.9)	(178.7)	(2.8)%	3.4%
Other expenses	(484.7)	(511.2)	(415.9)	(18.6)%	(14.2)%
Income before translation result and income tax	455.2	244.6	(718.5)	n.m.	n.m.
Translation result	11.9	(23.9)	(5.7)	n.m.	n.m.
Income tax	(117.0)	(75.8)	266.9	n.m.	n.m.
Profit for the period	350.1	144.9	(457.3)	n.m.	n.m.
Adjusted profit for the period(1)	350.1	144.9	(361.0)	n.m.	n.m.
Attributable to IFS' shareholders	347.9	143.4	(453.5)	n.m.	n.m.
EPS	3.14	1.24	n.m.
ROAE	18.5%	6.6%	n.m.
ROAA	2.1%	0.8%	n.m.
Efficiency ratio(1)	35.0%	36.4%	29.9%

(1)

Excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in our banking segment for S/ 136.7 million or S/ 96.3 million after taxes in 2Q20.

Quarter-on-quarter performance

The quarterly decrease in IFS’ results was mainly due to higher impairment loss on loans at Interbank, in addition to reductions in net interest and similar income at all subsidiaries, especially at Interbank. These effects were partially compensated by a reversal of the income tax payment at Interbank, as well as by net gains on financial assets at fair value at both Interseguro and Inteligo, mostly related to positive mark-to-market valuations as a result of the recovery of financial markets. Furthermore, lower other expenses associated with cost containment measures across all subsidiaries also contributed to offset the QoQ reduction in bottom-line.

Net interest and similar income decreased 19.2% QoQ, mainly due to the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.7 million at Interbank. Additionally, a negative impact from lower inflation rates on Interseguro’s fixed income portfolio and a reduction in interest income and dividend distributions from portfolio investments at Inteligo, also contributed to the quarterly reduction in net interest and similar income.

Impairment loss on loans grew more than four-fold QoQ, mainly explained by higher requirements in credit cards and cash loans, as well as in exposures to small-sized companies and corporate companies, all in relation to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic.

Net fee income from financial services decreased 35.3% QoQ, mainly explained by reductions in commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and commissions from banking services, all at Interbank. Additionally, a lower product structuring activity, partially offset by an improvement in trading fees and higher safekeeping fees as a consequence of the improved market prices of assets, all at Inteligo, also contributed to the quarterly decrease in net fee income from financial services.

3

Other income increased QoQ mainly due to net gains on financial assets at fair value at both Interseguro and Inteligo, mostly related to positive mark-to-market valuations as a result of the recovery of financial markets. This effect was partially offset by reductions in participation from investments in associates and in net gain on sale of financial investments at Interbank.

Total premiums earned minus claims and benefits at Interseguro showed a quarterly decrease of S/ 4.5 million, explained by a S/ 55.2 million reduction in net premiums, partially offset by decreases of S/ 45.6 million in adjustment of technical reserves and S/ 5.2 million in net claims and benefits incurred.

Other expenses decreased 18.6% QoQ due to reductions in salaries and employee benefits at Interbank and Inteligo, administrative expenses at Interbank, and third-party commissions related to the lower sale of net premiums at Interseguro.

Finally, a reversal of the income tax payment at Interbank and a positive effect in translation result also contributed to offset the quarterly reduction in bottom-line.

Year-on-year performance

The annual decrease in IFS’ results was mainly due to higher impairment loss on loans at Interbank, in addition to reductions in net interest and similar income, and net fee income, also at Interbank. Additionally, negative performances in translation result at Interseguro and Inteligo, also contributed to the YoY reduction in bottom-line. These effects were partially offset by a reversal of the income tax payment at Interbank, as well as by net gains on financial assets at fair value at both Interseguro and Inteligo, mostly related to positive mark-to-market valuations as a result of the recovery of financial markets. Additionally, higher net premiums earned at Interseguro and net gain on sale of financial investments at Interbank, also contributed to offset the annual decrease in IFS’ results.

Net interest and similar income decreased 14.3% YoY, mainly due to the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.7 million at Interbank. Additionally, higher interest and similar expenses at Interseguro as well as lower spreads and returns on portfolio investments at Inteligo, also contributed to the annual performance in net interest and similar income.

Impairment loss on loans grew more than six-fold YoY, mainly explained by higher requirements in credit cards and cash loans, as well as in exposures to small-sized companies and corporate companies, all in relation to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic. It is worth mentioning that a reversion of payroll deduction loan provisions for S/ 38.8 million in 2Q19, also contributed to the annual growth in provisions.

Net fee income from financial services decreased 36.0% YoY mainly due to lower commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and commissions from banking services, all at Interbank. These effects were partially offset by higher fund management fees and product spreads at Inteligo, amid increased appetite for investing or rebalancing portfolios.

Other income increased 44.8% YoY mainly due to net gains on financial assets at fair value at both Interseguro and Inteligo, mostly related to positive mark-to-market valuations as a result of the recovery of financial markets. Additionally, increases in net gain on sale of financial investments and in net gain on foreign exchange transactions and derivatives, both at Interbank, also contributed to the annual performance in other income.

Total premiums earned minus claims and benefits at Interseguro grew S/ 12.5 million explained by a S/ 65.1 million reduction in adjustment of technical reserves, partially offset by a S/ 46.7 million decrease in net premiums and a S/ 5.8 million growth in net claims and benefits incurred.

Other expenses decreased across all subsidiaries, as a result of cost containment measures implemented to offset the impacts of the COVID-19 pandemic on revenues.

Finally, a reversal of the income tax payment at Interbank, was partially offset by negative performances in translation result at Interseguro and Inteligo.

4

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Interbank	300.2	221.5	(567.7)	n.m.	n.m.
Interseguro	32.8	(21.6)	58.5	n.m.	78.1%
Inteligo	33.4	(54.7)	32.6	n.m.	(2.3)%
Corporate and eliminations	(16.3)	(0.4)	19.3	n.m.	n.m.
IFS profit for the period	350.1	144.9	(457.3)	n.m.	n.m.

5

Interbank

MEASURES TAKEN TO FACE THE IMPACTS OF THE COVID-19 PANDEMIC

At Interbank, we put into effect a business continuity plan since early March to face the impacts of the COVID-19 pandemic in our operations, with actions involving different levels of our organization.

On one hand, our people are subject to specific protocols – including social distancing, hygiene habits, health surveillance, proper home office implementation and constant communication to ensure high employee engagement.

On the other hand, our clients have been able to request the rescheduling of their debts and postponement of their obligations under different schemes, some of them even without additional interest or fees applicable. As of June 30, 2020, 459 thousand clients requested to reschedule their loans, out of which approximately 441 thousand were retail clients and around 19 thousand, commercial clients. Loans that were subject to some kind of rescheduling represented S/ 12.7 billion or 31.4% of our total portfolio. Of these, S/ 8.5 billion came from retail banking (43.2% of total retail loans), while S/ 4.1 billion, from commercial banking (20.1% of total commercial loans).

In addition, we have had a relevant participation in the Reactiva Peru Program, which is intended to ensure the continuity of payments of the economy, by originating commercial loans with different levels of guarantees from the government (80%, 90%, 95% and 98%). These loans have tenors of up to 36 months and grace periods of up to 12 months. As of June 30, 2020, S/ 3,832.6 million of our loan portfolio were disbursed under this program.

Regarding our operations, we have focused on ensuring the provision of the required tools for all key IT employees, monitoring critical suppliers’ operations and cash supply, while reinforcing our IT and cybersecurity network systems.

Our distribution channels have played a crucial role addressing the crisis. Our financial stores have managed flexible operating hours and our ATM have operated at full capacity. We increased the number of operators in our call center and created special landing pages on our website to communicate with our clients and general public, also enabling loan rescheduling requests and sale of products.

Regarding our liquidity and solvency, we have maintained an active involvement in the Central Bank’s daily operations and have used and renewed external lines of credit with correspondent banks abroad. Moreover, we reduced our 2019 earnings’ payout ratio, from the usual 45% to 25%, and agreed to fully capitalize 1Q20 earnings. Finally, in early July 2020, we issued a US$300 million subordinated bond due in 2030 with a call option in 2025. All of this aimed to strengthen our capital ratios and face the current market volatility.

Our management team is focused on ensuring the company’s operations as well as on reinforcing its liquidity and capital position, while continuing to take actions to help our retail and commercial clients who have been affected by this crisis.

SUMMARY

Interbank’s net results were S/ -567.7 million in 2Q20, compared to profits of S/ 221.5 million in 1Q20 and S/ 300.2 million in 2Q19. The quarterly performance was mainly attributed to a S/ 977.9 million increase in impairment loss on loans and a S/ 155.0 million reduction in net interest and similar income, in addition to a S/ 77.4 million decrease in net fee income from financial services. These effects were partially offset by a reversal of the income tax payment and a S/ 79.5 million decrease in other expenses.

The annual result was mainly due to an increase of S/ 1,097.5 million in impairment loss on loans and to reductions of S/ 125.0 million in net interest and similar income and S/ 87.6 million in net fee income. These effects were partially offset by a reversal of the income tax payment and a S/ 59.5 million decrease in other expenses.

It is worth mentioning that the increase in impairment loss on loans was related to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic, while the reduction in net interest and similar income, to the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic.

6

Banking Segment’s P&L Statement

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Interest and similar income	1,019.1	1,037.1	853.1	(17.7)%	(16.3)%
Interest and similar expense	(314.9)	(302.8)	(273.8)	(9.6)%	(13.0)%
Net interest and similar income	704.3	734.3	579.3	(21.1)%	(17.7)%
Impairment loss on loans, net of recoveries	(193.0)	(312.6)	(1,290.5)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	0.1	(0.2)	0.2	n.m.	n.m.
Net interest and similar income after impairment loss	511.4	421.5	(711.1)	n.m.	n.m.
Fee income from financial services, net	200.6	190.4	113.0	(40.6)%	(43.7)%
Other income	95.3	109.7	102.2	(6.9)%	7.2%
Other expenses	(395.8)	(415.8)	(336.3)	(19.1)%	(15.0)%
Income before translation result and income tax	411.5	305.8	(832.2)	n.m.	n.m.
Translation result	(3.7)	(2.9)	1.1	n.m.	n.m.
Income tax	(107.6)	(81.4)	263.3	n.m.	n.m.
Profit for the period	300.2	221.5	(567.7)	n.m.	n.m.
ROAE	21.7%	13.8%	n.m.
Efficiency ratio(1)	39.1%	38.8%	35.3%
NIM(1)	5.8%	5.6%	5.0%
NIM on loans(1)	8.9%	8.6%	8.3%

(1)

Excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in our banking segment for S/ 136.7 million or S/ 96.3 million after taxes in 2Q20.

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 59,103.7 million as of June 30, 2020, an increase of 14.1% QoQ, and 22.9% YoY.

The quarterly growth in interest-earning assets was attributed to increases of 34.3% in cash and due from banks and inter-bank funds, 25.7% in financial investments, and 6.3% in loans. On one hand, growth in cash and due from banks and inter-bank funds was due to higher deposits at the Central Bank, partially offset by lower restricted funds and inter-bank funds. On the other hand, the increase in financial investments was mainly a result of higher balances of sovereign bonds, global bonds and corporate bonds from financial institutions, partially compensated by reductions in Central Bank Certificates of Deposits (CDBCR) and corporate bonds from non-financial institutions.

The YoY increase in interest-earning assets was attributed to growth of 44.7% in financial investments, 36.5% in cash and due from banks and inter-bank funds, and 15.1% in loans. The increase in financial investments was mainly due to higher volumes of sovereign bonds, while growth in cash and due from banks and inter-bank funds, to higher restricted funds and deposits at the Central Bank.

Interest-earning assets

S/ million	06.30.19	03.31.20	06.30.20	%chg 06.30.20/ 03.31.20	%chg 06.30.20/ 06.30.19
Cash and due from banks and inter-bank funds	10,131.0	10,295.8	13,830.4	34.3%	36.5%
Financial investments	5,254.5	6,052.4	7,605.2	25.7%	44.7%
Loans	32,717.3	35,451.0	37,668.1	6.3%	15.1%
Total interest-earning assets	48,102.7	51,799.2	59,103.7	14.1%	22.9%

Loan portfolio

7

S/ million	06.30.19	03.31.20	06.30.20	%chg 06.30.20/ 03.31.20	%chg 06.30.20/ 06.30.19
Performing loans
Retail	17,958.8	19,313.4	18,706.1	(3.1)%	4.2%
Commercial	14,790.5	16,106.0	20,221.2	25.6%	36.7%
Total performing loans	32,749.3	35,419.4	38,927.4	9.9%	18.9%
Restructured and refinanced loans	211.1	258.8	258.6	(0.0)%	22.5%
Past due loans	906.1	1,004.2	977.6	(2.6)%	7.9%
Total gross loans	33,866.5	36,682.3	40,163.7	9.5%	18.6%
Add (less)
Accrued and deferred interest	262.5	263.1	235.6	(10.4)%	(10.2)%
Impairment allowance for loans	(1,411.7)	(1,494.4)	(2,731.2)	82.8%	93.5%
Total direct loans, net	32,717.3	35,451.0	37,668.1	6.3%	15.1%

The QoQ and YoY increase in the loan portfolio was mostly explained by disbursements of S/ 3,832.6 million related to the origination of commercial loans under the Reactiva Peru Program.

Performing loans increased 9.9% QoQ due to 25.6% growth in commercial loans, partially offset by a 3.1% reduction in retail loans. Excluding the effect of the Reactiva Peru Program, performing loans would have decreased 0.9% QoQ, while commercial loans would have grown 1.8% QoQ.

The quarterly increase in commercial loans was mainly explained by higher short and medium-term lending, mostly to corporate and medium-sized companies, as well as by growth in trade finance loans in the corporate segment. As mentioned above, these increases were driven by the bank’s participation in the Reactiva Peru Program.

The QoQ decrease in retail loans was due to reductions of 8.9% in credit cards and 1.9% in other consumer loans, while mortgages showed a slight growth of 0.5%. Reduction in other consumer loans was mainly explained by lower payroll deduction loans, cash loans and vehicle loans.

Performing loans grew 18.9% YoY explained by increases of 36.7% in commercial loans and 4.2% in retail loans. Excluding the effect of the Reactiva Peru Program, performing loans and commercial loans would have grown 7.2% and 10.8% YoY, respectively.

The annual increase in commercial loans was mainly explained by higher trade finance loans for corporate and medium-sized companies, in addition to higher short and medium-term lending to medium-sized companies.

The YoY growth in retail loans was mainly due to increases of 7.9% in mortgages and 5.7% in other consumer loans, partially compensated by a 2.1% reduction in credit cards. Growth in mortgages was due to a higher demand in both traditional and MiVivienda products, while the increase in other consumer loans was a result of higher cash loans and payroll deduction loans.

It is worth mentioning that, as of June 30, 2020, and in line with the measures implemented to help our customers to overcome the impacts from the COVID-19 pandemic, 459 thousand clients requested to reschedule their loans, out of which approximately 441 thousand were retail clients and around 19 thousand, commercial clients. Loans that were subject to some kind of rescheduling represented S/ 12.7 billion or 31.4% of our total portfolio. Of these, S/ 8.5 billion came from retail banking (43.2% of total retail loans), while S/ 4.1 billion, from commercial banking (20.1% of total commercial loans).

Breakdown of retail loans

S/ million	06.30.19	03.31.20	06.30.20	%chg 06.30.20/ 03.31.20	%chg 06.30.20/ 06.30.19
Consumer loans:
Credit cards	5,396.9	5,800.4	5,285.0	(8.9)%	(2.1)%
Other consumer	6,016.6	6,486.1	6,360.5	(1.9)%	5.7%
Total consumer loans	11,413.6	12,286.5	11,645.5	(5.2)%	2.0%
Mortgages	6,545.3	7,027.0	7,060.6	0.5%	7.9%
Total retail loans	17,958.8	19,313.4	18,706.1	(3.1)%	4.2%

8

FUNDING STRUCTURE

Funding structure

S/ million	06.30.19	03.31.20	06.30.20	%chg 06.30.20/ 03.31.20	%chg 06.30.20/ 06.30.19
Deposits and obligations	33,112.4	35,062.1	41,449.4	18.2%	25.2%
Due to banks and correspondents and inter-bank funds	4,312.9	5,087.7	7,681.6	51.0%	78.1%
Bonds, notes and other obligations	5,569.9	5,832.3	6,336.9	8.7%	13.8%
Total	42,995.3	45,982.1	55,467.9	20.6%	29.0%
% of funding
Deposits and obligations	77.0%	76.2%	74.7%
Due to banks and correspondents and inter-bank funds	10.0%	11.1%	13.9%
Bonds, notes and other obligations	13.0%	12.7%	11.4%

Interbank’s funding base surged in 2Q20 due to a S/ 2,533.6 million inflow of long-term funding from the Central Bank, associated with the bank’s active involvement in the Central Bank’s auctions of funds for the Reactiva Peru Program. In addition to this, Interbank’s deposits grew strongly, resulting in an important market share gain as of June 30, 2020.

The bank’s total funding base increased 20.6% QoQ, above the performance of interest-earning assets. This was explained by growth of 51.0% in due to banks and correspondents and inter-bank funds, 18.2% in deposits and obligations, and 8.7% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 15.1% QoQ, while due to banks and correspondents and inter-bank funds, 1.2%.

The quarterly increase in due to banks and correspondents and inter-bank funds was the result of higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program. This effect was partially offset by lower funding from correspondent banks abroad and COFIDE.

The QoQ increase in deposits and obligations was mainly due to increases of 38.2% in institutional deposits, 18.5% in commercial deposits and 12.0% in retail deposits.

The quarterly growth increase in bonds, notes and other obligations was mainly attributable to the placement in the international market of a US$ 300 million subordinated bond in June 2020, partially offset by the execution of an optional redemption of the prevailing hybrid bonds “8.50% Junior Subordinated Notes due 2070” for US$ 200 million in April 2020. Additionally, a 2.9% depreciation of the exchange rate with respect to 1Q20, also contributed to the higher balance of bonds.

The bank’s total funding base increased 29.0% YoY, above the annual growth in interest-earning assets, and was explained by increases of 78.1% in due to banks and correspondents and inter-bank funds, 25.2% in deposits and obligations, and 13.8% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 23.1% YoY, while due to banks and correspondents and inter-bank funds, 19.4%.

The YoY increase in due to banks and correspondents and inter-bank funds was the result of higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program. Higher funding from correspondent banks abroad and COFIDE also contributed to the growth in due to banks and correspondents and inter-bank funds when compared to 2Q19.

The annual growth in deposits and obligations was mainly explained by increases of 26.6% in retail deposits and 24.5% in both institutional and commercial deposits.

The YoY increase in bonds, notes and other obligations was mainly attributable to two bond placements in the international market in September 2019, for S/ 312 million and US$ 400 million, both due in October 2026; in addition to the placement in the international market of a US$ 300 million subordinated bond in June 2020. This growth was partially compensated by (i) the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds between October and November of 2019; (ii)

9

the execution of a call option in July 2019 for a US$ 30 million subordinated bond in the local market; and (iii) the execution of an optional redemption of the prevailing hybrid bonds “8.50% Junior Subordinated Notes due 2070” for US$ 200 million in April 2020. It is worth mentioning that a 7.6% depreciation of the exchange rate with respect to 2Q19, also contributed to the higher balance of bonds.

As of June 30, 2020, the proportion of deposits and obligations to total funding was 74.7%, lower than the 77.0% reported as of June 30, 2019. Likewise, the proportion of institutional deposits to total deposits slightly decreased from 17.4% as of June 30, 2019 to 17.3% as of June 30, 2020.

Breakdown of deposits

S/ million	06.30.19	03.31.20	06.30.20	%chg 06.30.20/ 03.31.20	%chg 06.30.20/ 06.30.19
By customer service:
Retail	14,878.8	16,816.6	18,834.4	12.0%	26.6%
Commercial	12,099.2	12,710.5	15,067.7	18.5%	24.5%
Institutional	5,768.9	5,193.8	7,179.8	38.2%	24.5%
Other	365.5	341.2	367.6	7.7%	0.6%
Total	33,112.4	35,062.1	41,449.4	18.2%	25.2%
By type:
Demand	10,342.2	10,874.2	12,660.8	16.4%	22.4%
Savings	10,750.8	12,580.6	15,232.8	21.1%	41.7%
Time	12,013.5	11,592.6	13,551.2	16.9%	12.8%
Other	6.0	14.8	4.7	(68.2)%	(22.1)%
Total	33,112.4	35,062.1	41,449.4	18.2%	25.2%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q19	1Q20	2Q20	%chg QoQ		%chg YoY
Interest and similar income	1,019.1	1,037.1	853.1	(17.7)%		(16.3)%
Interest and similar expense	(314.9)	(302.8)	(273.8)	(9.6)%		(13.0)%
Net interest and similar income	704.3	734.3	579.3	(21.1)%		(17.7)%
NIM(1)	5.8%	5.6%	5.0%	-60	bps	-80	bps

(1)

Excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.7 million in 2Q20. Including this effect, NIM was 4.0% in such period.

Interest and similar income

10

S/ million	2Q19	1Q20	2Q20	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	29.3	15.9	2.0	(87.2)%		(93.1)%
Financial investments	58.9	51.7	57.7	11.6%		(2.1)%
Loans	930.9	969.4	793.4	(18.2)%		(14.8)%
Total Interest and similar income	1,019.1	1,037.1	853.1	(17.7)%		(16.3)%
Average interest-earning assets	48,899.5	52,823.1	57,564.2	9.0%		17.7%
Average yield on assets (annualized)(1)	8.3%	7.9%	6.9%	-100	bps	-140	bps

(1)

Excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.7 million in 2Q20. Including this effect, the average yield on assets was 5.9% in such period.

Interest and similar expense

S/ million	2Q19	1Q20	2Q20	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(173.9)	(174.8)	(145.6)	(16.7)%		(16.3)%
Due to banks and correspondents and inter-bank funds	(43.0)	(38.1)	(47.6)	25.0%		10.7%
Bonds, notes and other obligations	(98.0)	(89.9)	(80.6)	(10.3)%		(17.7)%
Total Interest and similar expense	(314.9)	(302.8)	(273.8)	(9.6)%		(13.0)%
Average interest-bearing liabilities	42,340.3	45,598.4	50,725.0	11.2%		19.8%
Average cost of funding (annualized)	3.0%	2.7%	2.2%	-50	bps	-80	bps

QoQ Performance

Net interest and similar income decreased 21.1% QoQ due to a 17.7% reduction in interest and similar income, partially offset by a 9.6% decrease in interest and similar expense. However, excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.7 million in 2Q20, interest and similar income and net interest and similar income would have decreased 4.6% and 2.5% QoQ, respectively.

The lower interest and similar income was due to reductions of 87.2% in interest on due from banks and inter-bank funds, and 18.2% in interest on loans, partially compensated by an 11.6% increase in interest on financial investments.

Interest on due from banks and inter-bank funds decreased S/ 13.9 million, or 87.2% QoQ, explained by a 50 basis point reduction in the nominal average rate, partially offset by 19.6% growth in the average volume. On one hand, the decrease in the nominal average rate was due to lower returns on inter-bank funds and on deposits and reserve funds at the Central Bank, in line with the reduction in the reference rate. On the other hand, the increase in the average volume was due to higher deposits at the Central Bank, partially compensated by lower average balances of reserve funds at the Central Bank and inter-bank funds, also associated with the easing of monetary policy.

Interest on loans decreased S/ 176.0 million, or 18.2% QoQ, as the result of a 230 basis point reduction in the average yield, partially compensated by 4.7% growth in the average loan portfolio. However, excluding the previously mentioned one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, interest on loans would have decreased 4.1% QoQ.

The lower average rate on loans, from 10.5% in 1Q20 to 8.2% in 2Q20, was explained by yield reductions of 330 basis points in retail loans and 60 basis points in commercial loans. The decrease in retail loans was mainly explained by lower rates on credit cards, mostly related to the previously mentioned one-off impact, as well as by decreases in the average yields on other consumer loans and mortgages. In the commercial portfolio, rates decreased on all types of loans. It is worth mentioning that, as a result of the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 pandemic, a portion of the interest on loans to be recorded between April and June 2020 was rescheduled, affecting the average yield on loans in 2Q20. Additionally, the

11

incidence of the low-return loans offered to a number of commercial clients as part of the Reactiva Peru Program also had an impact on the average rate on loans.

The higher average volume of loans was attributed to an 11.8% increase in commercial loans, partially offset by a 1.1% decrease in retail loans. In the commercial portfolio, the higher average volume was mainly due to 24.8% growth in short and medium-term loans, attributed to the disbursement of loans under the Reactiva Peru Program. In the retail portfolio, average volumes decreased mainly due to a 4.8% reduction in credit cards, partially offset by a 0.9% increase in mortgages. The average balance of payroll deduction loans remained relatively stable QoQ.

Interest on financial investments increased S/ 6.0 million, or 11.6% QoQ, due to 17.5% growth in the average volume, partially compensated by a 20 basis point reduction in the average yield. The increase in the average volume was a consequence of higher investments in sovereign bonds, global bonds and corporate bonds from financial institutions, partially offset by lower balances of CDBCR and corporate bonds from non-financial institutions. The lower average yield was due to decreases in returns on corporate bonds from non-financial institutions, sovereign bonds and corporate bonds from financial institutions, partially compensated by higher returns on CDBCR and global bonds.

The nominal average yield on interest-earning assets decreased 200 basis points QoQ, from 7.9% in 1Q20 to 5.9% in 2Q20, as a consequence of the lower returns on all components of interest-earning assets. However, excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, the nominal average yield on interest-earning assets would have been 6.9% in such period.

The lower interest and similar expense was due to reductions of 16.7% in interest on deposits and obligations, and 10.3% on bonds, notes and other obligations, partially compensated by a 25.0% increase in interest on due to banks and correspondents.

The quarterly decrease in interest on deposits and obligations was due to a 50 basis point reduction in the average cost, partially compensated by 8.3% growth in the average volume. The decrease in the average cost was due to lower rates paid to institutional, commercial and retail deposits, associated with the low interest rate environment. The higher average volume was explained by growth in all segments of deposits. By currency, average balances of soles-denominated deposits grew 9.8% while average dollar-denominated deposits increased 5.4%.

The reduction in interest on bonds, notes and other obligations was mainly due to the execution of an optional redemption of the “8.50% Junior Subordinated Notes due 2070” in April 2020, in addition to the maturity of Certificates of Deposit for S/ 150 million in March 2020.

Interest on due to banks and correspondents grew S/ 9.5 million, or 25.0% QoQ, due to 43.2% growth in the average volume, partially offset by a 40 basis point reduction in the average cost. On one hand, the increase in the average volume was mostly attributed to higher funding from the Central Bank, related to the bank’s participation in the Reactiva Peru Program. On the other hand, the lower average cost was due to reductions in rates paid to inter-bank funds and funding provided by COFIDE, partially offset by higher rates on funding provided by correspondent banks abroad.

The average cost of funding decreased 50 basis points QoQ, from 2.7% in 1Q20 to 2.2% in 2Q20, in line with the lower implicit cost of all interest-bearing liabilities.

As a result of the above, net interest margin was 4.0% in 2Q20, 160 basis points lower than the 5.6% reported in 1Q20. However, excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, net interest margin would have been 5.0% in such period.

YoY Performance

Net interest and similar income decreased 17.7% YoY due to a 16.3% reduction in interest and similar income, partially offset by a 13.0% decrease in interest and similar expense. However, excluding the one-off impact from the modification of contractual cash

12

flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, interest and similar income would have decreased 2.9% YoY, while net interest and similar income would have increased 1.7% YoY.

The lower interest and similar income was due to reductions of 93.1% in interest on due from banks and inter-bank funds, 14.8% in interest on loans and 2.1% in interest on financial investments.

Interest on due from banks and inter-bank funds decreased S/ 27.3 million, or 93.1% YoY, explained by a 110 basis point reduction in the average yield, partially compensated by 24.7% growth in the average volume. On one hand, the decrease in the nominal average rate was mainly related to lower returns on deposits and reserve funds at the Central Bank, as well as to a lower rate on inter-bank funds. On the other hand, the increase in the average volume was explained by higher deposits and reserve funds at the Central Bank, partially offset by a lower average balance of inter-bank funds.

Interest on loans decreased S/ 137.5 million, or 14.8% YoY, due to a 280 basis point reduction in the average yield, partially offset by a 14.3% growth in the average volume. However, excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.7 million in 2Q20, interest on loans would have remained stable YoY.

The annual decrease in the average rate on loans, from 11.0% in 2Q19 to 8.2% in 2Q20, was due to reductions of 350 basis points in retail loans and 150 basis points in commercial loans. The decrease in retail loans was mainly explained by lower rates on credit cards, mostly related to the previously mentioned one-off impact, as well as by decreases in the average yields on other consumer loans and mortgages. In the commercial portfolio, rates decreased on all types of loans. It is worth mentioning that, as a result of the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 pandemic, a portion of the interest on loans to be recorded between April and June 2020 was rescheduled, affecting the average yield on loans in 2Q20. Additionally, the incidence of the low-return loans offered to a number of commercial clients as part of the Reactiva Peru Program also had an impact on the average rate on loans.

The higher average volume of loans was attributed to growth of 21.4% in commercial loans and 8.4% in retail loans. In the commercial portfolio, the higher average volume was mainly due to increses of 29.9% in short and medium-term loans, and 6.3% in trade finance loans, attributed to the disbursement of loans under the Reactiva Peru Program. In the retail portfolio, average volumes grew mainly due to increases of 9.5% in mortgages, 5.9% in credit cards and 5.0% in payroll deduction loans.

Interest on financial investments decreased 2.1% YoY due to a 100 basis point reduction in the average yield, partially offset by 26.9% growth in the average volume. The decrease in the nominal average rate, from 4.4% in 2Q19 to 3.4% in 2Q20, was mainly a result of higher income from dividends received in 2Q19 for shares owned on IFS, which was not repeated in 2Q20. The increase in the average volume was mainly the result of higher average balances of sovereign bonds.

The nominal average yield on interest-earning assets decreased 240 basis points YoY, from 8.3% in 2Q19 to 5.9% in 2Q20, in line with the lower returns on all components of interest-earning assets. However, excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, the nominal average yield on interest-earning assets would have been 6.9% in such period.

The lower interest and similar expense was due to reductions of 17.7% in interest on bonds, notes and other obligations, 16.3% in interest on deposits and other obligations, partially offset by a 10.7% increase on interest on due to banks and correspondents.

The reduction in interest on bonds, notes and other obligations was the result of higher efficiencies in this component of interest-bearing liabilities, associated with liability management transactions executed throughout the last 12 months. Among these, the execution of a call option for local subordinated bonds in July 2019 and the redemption of international hybrid bonds in April 2020 contributed to a lower interest expense, although partially compensated by the placement of a new international subordinated bond in June 2020. Additionally, the maturity of Certificates of Deposit for S/ 150 million in March 2020 also contributed to the lower interest expense of this component of the funding base

Interest on deposits and obligations decreased S/ 28.3 million, or 16.3% YoY, explained by a 60 basis point reduction in the average cost, from 2.1% in 2Q19 to 1.5% in 2Q20, partially offset by 16.5% growth in the average volume. The lower average cost was due to reductions in rates paid to commercial, institutional and retail deposits. The higher average volume was explained by growth in retail,

13

institutional and commercial deposits. By currency, average balances of soles-denominated deposits grew 28.6% while average dollar-denominated deposits decreased 2.6%.

The S/ 4.6 million, or 10.7% YoY, increase in interest on due to banks and correspondents was the result of 63.2% growth in the average volume, partially compensated by a 140 basis point reduction in the average cost, from 4.4% in 2Q19 to 3.0% in 2Q20. The increase in the average volume was due to higher funding provided by the Central Bank, related to the bank’s participation in the Reactiva Peru Program, while the reduction in the average cost, to lower rates paid to inter-bank funds and the rest of due to banks.

The average cost of funding decreased 80 basis points YoY, from 3.0% in 2Q19 to 2.2% in 2Q20, in line with the lower implicit cost of all interest-bearing liabilities.

As a result of the above, net interest margin was 4.0% in 2Q20, 180 basis points lower than the 5.8% reported in 2Q19. However, excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, net interest margin would have been 5.0% in such period.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased more than four-fold QoQ and six-fold YoY. The quarterly and annual performances were mainly explained by higher requirements in credit cards and cash loans, as well as in exposures to small-sized companies and corporate companies, all in relation to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic.

It is worth noting that the YoY growth was also explained by the S/ 38.8 million reversion of provisions for payroll deduction loans registered in 2Q19, as the result of an update in the credit parameters given the improvement in the behavior of clients in such quarter.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 13.4% in 2Q20, higher than the 3.4% reported in 1Q20 and the 2.3% registered in 2Q19. However, excluding the previously mentioned reversion of provisions in 2Q19, the annualized ratio of impairment loss on loans to average loans would have resulted in 2.8% in such period.

Impairment loss on loans, net of recoveries

S/ million	2Q19	1Q20	2Q20	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(193.0)	(312.6)	(1,290.5)	n.m.		n.m.
Impairment loss on loans/average gross loans(1)	2.8%	3.4%	13.4%	n.m.		n.m.
NPL ratio (at end of period)	2.9%	2.7%	3.4%	70	bps	50	bps
NPL coverage ratio (at end of period)	127.9%	136.1%	182.7%	n.m.		n.m.
Impairment allowance for loans	1,411.7	1,494.4	2,731.2	82.8%		93.5%

(1)	Excluding the reversion of impairment loss on loans for payroll deduction loans for S/ 38.8 million in 2Q19. Including this effect, cost of risk was 2.3% in such period.

The NPL ratio grew 70 basis points QoQ and 50 basis points YoY, to 3.4%, mainly due to increases in stage 3 and refinanced exposures in credit cards and mortgages. However, including the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic, the NPL ratio would have resulted in 6.2% as of June 30, 2020. The higher NPL ratio when considering the adjustments of the expected loss models would result from the reclassification of a larger portion of the bank’s total exposure to stage 3.

Furthermore, the NPL coverage ratio was 182.7% as of June 30, 2020, higher than the 136.1% reported as of March 31, 2020, and the 127.9% registered as of June 30, 2019. NPL coverage ratio in credit cards was 295.9% as of June 30, 2020. It is worth noting that,

14

including the previously mentioned adjustment of the bank’s expected loss models, the NPL coverage ratio would have resulted in 100.0% as of June 30, 2020.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services decreased S/ 77.4 million QoQ, or 40.6%, mainly explained by reductions of S/ 42.3 million in commissions from credit card services, S/ 22.1 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and S/ 20.7 million in commissions from banking services.

Net fee income from financial services decreased S/ 87.6 million YoY, or 43.7%, mainly due to reductions of S/ 52.5 million in commissions from credit card services, S/ 26.1 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and S/ 11.7 million in commissions from banking services.

It is worth mentioning that overall fee origination weakened in 2Q20 as a result of the national lockdown that affected most of the commercial activities in the Peruvian economy.

Fee income from financial services, net

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Income
Commissions from credit card services	101.3	91.1	48.8	(46.4)%	(51.8)%
Commissions from banking services	77.1	86.1	65.4	(24.0)%	(15.1)%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	60.1	56.1	34.0	(39.4)%	(43.4)%
Fees from indirect loans	14.3	12.9	11.4	(11.8)%	(20.2)%
Collection services	10.1	10.0	8.4	(15.4)%	(16.5)%
Other	9.9	8.4	4.0	(52.6)%	(60.0)%
Total income	272.8	264.5	172.0	(35.0)%	(36.9)%
Expenses
Insurance	(23.9)	(25.4)	(24.8)	(2.4)%	3.8%
Fees paid to foreign banks	(4.4)	(3.2)	(3.0)	(8.7)%	(33.1)%
Other	(43.9)	(45.5)	(31.2)	(31.3)%	(28.8)%
Total expenses	(72.2)	(74.1)	(59.0)	(20.4)%	(18.3)%
Fee income from financial services, net	200.6	190.4	113.0	(40.6)%	(43.7)%

OTHER INCOME

Other income decreased S/ 7.5 million QoQ, mainly explained by reductions of S/ 9.3 million in participation from investments in associates, accounted as other, and S/ 7.2 million in net gain on sale of financial investments, partially offset by a S/ 10.2 million increase in net gain on foreign exchange transactions and derivatives.

Other income grew S/ 6.9 million YoY mainly explained by increases of S/ 11.9 million in net gain on sale of financial investments and S/ 6.5 million in net gain on foreign exchange transactions and derivatives, partially offset by a reduction of S/ 7.9 million in participation from investments in associates.

Other income

S/ million	2Q19	1Q20	2Q20		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	63.6	59.9	70.1	(1)	17.0%	10.1%
Net gain on sale of financial investments	18.4	37.5	30.3		(19.1)%	64.7%
Other	13.3	12.4	1.8		(85.1)%	(86.1)%
Total other income	95.3	109.7	102.2		(6.9)%	7.2%

15

(1)	Includes S/ 110.1 million of net gain on foreign exchange transactions and S/ -40.0 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses decreased S/ 79.5 million QoQ, or 19.1%, and S/ 59.5 million YoY, or 15.0%.

The quarterly and annual decreases were mainly explained by reductions in nearly all expense lines, as a result of cost containment measures implemented to offset the impacts of the COVID-19 pandemic on revenues.

The efficiency ratio was 41.4% in 2Q20, above the 38.8% reported in 1Q20 and the 39.1% registered in 2Q19. However, excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2Q20, the efficiency ratio would have been 35.3% in such period, which represents an improvement compared to 1Q20 and 2Q19.

Other expenses

S/ million	2Q19	1Q20	2Q20	%chg QoQ		%chg YoY
Salaries and employee benefits	(163.6)	(168.6)	(127.4)	(24.5)%		(22.2)%
Administrative expenses	(172.4)	(175.4)	(144.8)	(17.4)%		(16.0)%
Depreciation and amortization	(54.8)	(57.4)	(56.8)	(1.2)%		3.7%
Other	(5.0)	(14.3)	(7.4)	(48.4)%		46.9%
Total other expenses	(395.8)	(415.8)	(336.3)	(19.1)%		(15.0)%
Efficiency ratio(1)	39.1%	38.8%	35.3%	-350	bps	-380	bps

(1)

Excluding the one-off impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 136.7 million in 2Q20. Including this effect, the efficiency ratio was 41.4% in such period.

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 14.7% as of June 30, 2020, lower than the 16.1% reported both as of March 31, 2020, and as of June 30, 2019.

In 2Q20, regulatory capital decreased 6.7% QoQ, mainly explained by the execution of an optional redemption of the prevailing hybrid bonds “8.50% Junior Subordinated Notes due 2070” for US$ 200 million in April, 2020. Meanwhile, RWA grew 2.5% QoQ mainly due to higher capital requirements for credit and market risk.

The annual reduction in the capital ratio was due to a 13.8% growth in RWA, partially offset by a 3.9% increase in regulatory capital. The YoY increase in RWA was mostly attributed to loan growth and the higher risk weights applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments. The annual increase in regulatory capital was mainly a result of the addition of S/ 852.0 million in capital, reserves and earnings with capitalization agreement during the last twelve months, as well as the lower deduction in regulatory capital due to the sale of IFS’ shares in July 2019 as part of IFS’ IPO in NYSE. These effects were partially compensated by the execution of optional redemptions of: (i) US$ 30 million subordinated bonds in July 2019, and (ii) US$ 200 million hybrid bonds in April 2020.

It is worth mentioning that the “4.00% Subordinated Notes due 2030” for US$300 million placed in June 2020 and issued in July 2020, will account as regulatory capital beginning in July 2020, coincidentally with its issue date. On a proforma basis, when considering the US$ 300 million bond as regulatory capital, total capital ratio would increase to 16.7% as of June 30, 2020.

As of June 30, 2020, Interbank’s capital ratio of 14.7% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 10.7%. The minimum regulatory capital ratio requirement was 10.0%, while the additional capital requirement for Interbank was 0.7% as of June 30, 2020. Furthermore, Core Equity Tier 1 (CET1) as of June 30, 2020 increased 50 basis points YoY, to 11.1%, mainly as a result of the strengthened capitalization and the lower deduction in regulatory capital due to the sale of IFS’ shares in July 2019 as part of IFS’ IPO in NYSE, and despite the 13.8% growth in RWA in the comparable period.

16

Regulatory capital

S/ million	06.30.19	03.31.20	06.30.20	%chg 06.30.20/ 03.31.20		%chg 06.30.20/ 06.30.19
Tier I capital	5,447.8	6,218.8	5,932.7	(4.6)%		8.9%
Tier II capital	1,976.9	2,045.2	1,780.3	(13.0)%		(9.9)%
Total regulatory capital	7,424.8	8,264.0	7,712.9	(6.7)%		3.9%
Risk-weighted assets	46,186.2	51,265.3	52,552.2	2.5%		13.8%
Total capital ratio	16.1%	16.1%	14.7%	-140	bps	-140	bps
Tier I capital / risk-weighted assets	11.8%	12.1%	11.3%	-80	bps	-50	bps
CET1	10.6%	12.0%	11.1%	-90	bps	50	bps

17

Interseguro

MEASURES TAKEN TO FACE THE IMPACTS OF THE COVID-19 PANDEMIC

Interseguro had a fast and efficient reaction to the COVID-19 pandemic, deploying several measures on its operations, customers and people, in order to face the impacts of the crisis.

Looking to safeguard the integrity and health of its people, Interseguro implemented a home office scheme for its entire administrative staff, while suspending all the activities of its sales force. The company’s sales force was granted with a leave license from mid-March to mid-May and has gradually resumed its commercial activities. Currently the company has 100% of its operational sales force working through remote assistance and digital channels. Likewise, Interseguro’s customer service offices initially opened with a limited capacity but, as of now, most of the customer service force is working 100% remotely. Certainly, the company’s digital channels are ready to take a leading role in the recovery and adaptation process of the new normality.

Finally, Interseguro is closely monitoring the collection of life premiums and offering rescheduling of payments to life insurance policyholders, while advancing pension payments to annuity clients, in order to assure their liquidity and security needs.

SUMMARY

Interseguro’s profits reached S/ 58.5 million in 2Q20, an increase of S/ 80.1 million QoQ and S/ 25.7 million YoY.

The quarterly growth was mainly explained by increases of S/ 46.3 million in other income and S/ 35.0 million in recovery due to impairment of financial investments, as well as by a S/ 16.7 million reduction in other expenses and a S/ 5.1 million improvement in translation result. These factors were partially offset by decreases of S/ 18.3 million in net interest and similar income, and S/ 4.5 million in total premiums earned minus claims and benefits.

The annual increase in net profit was mainly a result of growth of S/ 24.9 million in other income and S/ 12.5 million in total premiums earned minus claims and benefits, in addition to a S/ 18.7 million decrease in other expenses. These effects were partially offset by a negative performance in translation result of S/ 16.1 million and a S/ 8.4 million decrease in net interest and similar income.

Insurance Segment’s P&L Statement

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Interest and similar income	152.2	167.9	150.5	(10.4)%	(1.1)%
Interest and similar expenses	(15.3)	(21.2)	(22.1)	4.3%	44.2%
Net Interest and similar income	136.8	146.7	128.4	(12.5)%	(6.2)%
Recovery (loss) due to impairment of financial investments	0.4	(40.1)	(5.1)	(87.3)%	n.m.
Net Interest and similar income after impairment loss	137.2	106.6	123.3	15.7%	(10.2)%
Fee income from financial services, net	(1.0)	(1.0)	(1.3)	24.3%	34.1%
Other income	38.7	17.3	63.6	n.m.	64.3%
Total premiums earned minus claims and benefits	(76.4)	(59.4)	(63.9)	7.6%	(16.4)%
Net premiums	164.4	172.9	117.7	(31.9)%	(28.4)%
Adjustment of technical reserves	(67.9)	(48.4)	(2.8)	(94.2)%	(95.8)%
Net claims and benefits incurred	(172.9)	(183.9)	(178.7)	(2.8)%	3.4%
Other expenses	(74.4)	(72.4)	(55.7)	(23.0)%	(25.1)%
Income before translation result and income tax	24.2	(9.0)	65.9	n.m.	n.m.
Translation result	8.6	(12.6)	(7.5)	(40.6)%	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	32.8	(21.6)	58.5	n.m.	78.1%
Attributable to non-controlling interest	0.0	0.0	0.0	n.m.	n.m.
ROAE	13.6%	n.m.	46.3%
Efficiency ratio	14.2%	n.m.	10.6%

18

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Interest and similar income	152.2	167.9	150.5	(10.4)%	(1.1)%
Interest and similar expenses	(5.0)	(10.0)	(10.9)	8.9%	n.m.
Net interest and similar income	147.1	157.9	139.6	(11.6)%	(5.1)%
Recovery (loss) due to impairment of financial investments	0.4	(40.1)	(5.1)	(87.3)%	n.m.
Net Interest and similar income after impairment loss	147.5	117.8	134.5	14.2%	(8.8)%
Net gain (loss) on sale of financial investments	14.3	23.9	34.2	43.0%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	(9.7)	(31.6)	22.5	n.m.	n.m.
Rental income	11.4	9.1	9.7	7.6%	(14.8)%
Gain on sale of investment property	(1.6)	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	20.7	11.5	(5.0)	n.m.	n.m.
Other(1)	(3.3)	(3.4)	(5.0)	47.6%	52.5%
Other income	31.8	9.5	56.5	n.m.	77.3%
Results from investments	179.4	127.3	191.0	50.0%	6.5%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 139.6 million in 2Q20, a decrease of S/ 18.3 million, or 11.6%, QoQ and S/ 7.5 million, or 5.1%, YoY.

On one hand, the quarterly result was mainly explained by a S/ 17.4 million decrease in interest and similar income, mostly attributed to a lower inflation rate that had a negative impact on returns of the fixed income portfolio. On the other hand, the annual performance was mainly explained by a S/ 5.9 million growth in interest and similar expenses.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 5.1 million in 2Q20, compared to a loss of S/ 40.1 million in 1Q20 and a recovery of S/ 0.4 million in 2Q19.

The quarterly improvement was mainly due to an additional provision for impairment on a fixed income investment that was downgraded in relation to the COVID-19 pandemic in 1Q20, which was not repeated in 2Q20.

OTHER INCOME

Other income related to investments was S/ 56.5 million in 2Q20, an increase of S/ 47.0 million QoQ and S/ 24.7 million YoY.

The quarterly and annual performances were mainly explained by higher net gain (loss) on financial assets at fair value, mostly related to positive mark-to-market valuations as a result of the recovery of financial markets, as well as to an increase in net gain (loss) on sale of financial investments. These factors were partially offset by a negative effect in valuation gain from investment property related to the impact of the COVID-19 pandemic in the real estate market.

19

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Net premiums	164.4	172.9	117.7	(31.9)%	(28.4)%
Adjustment of technical reserves	(67.9)	(48.4)	(2.8)	(94.2)%	(95.8)%
Net claims and benefits incurred	(172.9)	(183.9)	(178.7)	(2.8)%	3.4%
Total premiums earned minus claims and benefits	(76.4)	(59.4)	(63.9)	7.6%	(16.4)%

Total premiums earned minus claims and benefits were S/ -63.9 million in 2Q20, a decrease of S/ 4.5 million QoQ, but an increase of S/ 12.5 million YoY.

The quarterly performance was the result of a reduction of S/ 55.2 million in net premiums, partially offset by decreases of S/ 45.6 million in adjustment of technical reserves and S/ 5.2 million in net claims and benefits incurred.

The annual increase was explained by a S/ 65.1 million reduction in adjustment of technical reserves, partially offset by a S/ 46.7 million decrease in net premiums and a S/ 5.8 million growth in net claims and benefits incurred.

NET PREMIUMS

Net Premiums by Business Line

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Annuities	75.7	72.8	40.4	(44.5)%	(46.7)%
D&S	0.4	0.1	0.0	(64.3)%	(90.7)%
Individual Life	32.1	32.6	29.5	(9.6)%	(8.1)%
Retail Insurance	56.2	67.4	47.8	(29.1)%	(14.9)%
Net Premiums	164.4	172.9	117.7	(31.9)%	(28.4)%

Net premiums were S/ 117.7 million in 2Q20, a decrease of S/ 55.2 million, or 31.9%, QoQ and S/ 46.7 million, or 28.4%, YoY.

The quarterly result was mainly due to decreases of S/ 32.4 million in annuities, S/ 19.6 million in retail insurance and S/ 3.1 million in individual life premiums.

The annual performance in net premiums was mainly due to reductions of S/ 35.3 million in annuities, S/ 8.4 million in retail insurance and S/ 2.6 million in individual life premiums.

It is worth mentioning that the overall activity in net premiums was affected by the national lockdown implemented to face the COVID-19 pandemic, which mostly impacted the annuity and retail insurance segments of the insurance market.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Annuities	(44.3)	(44.0)	17.9	n.m.	n.m.
Individual Life	(21.3)	7.2	(26.3)	n.m.	23.6%
Retail Insurance	(2.4)	(11.6)	5.6	n.m.	n.m.
Adjustment of technical reserves	(67.9)	(48.4)	(2.8)	(94.2)%	(95.8)%

20

Adjustment of technical reserves was S/ 2.8 million in 2Q20, a decrease of S/ 45.6 million QoQ and S/ 65.1 million YoY.

The quarterly and annual reductions were mainly explained by a release of technical reserves for annuities, mostly related to (i) lower technical reserves for inflation-indexed annuities due to the decrease in inflation rate, (ii) the effect of lower sales, and (iii) a higher mortality rate resulting from the COVID-19 pandemic.

Furthermore, the quarterly decrease was partially compensated by higher technical reserves for individual life, in turn associated with a higher profitability of flex life products, which are linked to equity investments on behalf of clients. This effect was partially offset by a S/ 17.2 million reduction in retail insurance, related to a one-time provision expense in card protection insurance to assess the potential increase of unemployment as a consequence of the COVID-19 pandemic in 1Q20, which was not repeated in 2Q20.

Additionally, the annual reduction in adjustment of technical reserves was also explained by an S/ 8.0 million release in retail insurance, partially offset by a S/ 5.0 million increase in individual life.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Annuities	(154.9)	(161.4)	(161.2)	(0.2)%	4.1%
D&S	0.9	(0.4)	0.1	n.m.	(91.1)%
Individual Life	(2.6)	(1.5)	(3.4)	n.m.	31.6%
Retail Insurance	(16.4)	(20.6)	(14.2)	(30.8)%	(13.0)%
Net claims and benefits incurred	(172.9)	(183.9)	(178.7)	(2.8)%	3.4%
Net claims and benefits incurred reached S/ 178.7 million in 2Q20, a S/ 5.2 million decrease QoQ, but a S/ 5.8 million growth YoY.

The quarterly reduction was mainly explained by a S/ 6.4 million decrease in retail insurance, mostly related to lower claims in Mandatory Traffic Accident Insurance (SOAT), as a result of the national lockdown implemented to face the COVID-19 pandemic.

The annual increase in net claims and benefits incurred was explained by a S/ 6.3 million increase in annuity benefits, partially offset by a S/ 2.2 million decrease in retail insurance claims.

OTHER EXPENSES

Other Expenses

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Salaries and employee benefits	(18.1)	(18.9)	(17.1)	(9.4)%	(5.5)%
Administrative expenses	(13.4)	(9.2)	(8.7)	(4.8)%	(34.7)%
Depreciation and amortization	(6.9)	(6.4)	(6.4)	0.8%	(6.2)%
Expenses related to rental income	0.3	(1.4)	0.8	n.m.	n.m.
Other	(36.3)	(36.5)	(24.3)	(33.6)%	(33.2)%
Other expenses	(74.4)	(72.4)	(55.7)	(23.0)%	(25.1)%

Other expenses decreased S/ 16.7 million QoQ, or 23.0%, and S/ 18.7 million YoY, or 25.1%.

The quarterly reduction was mainly due to decreases of S/ 12.2 million other expenses, such as third-party commissions related to the lower sale of net premiums, as well as S/ 2.2 million lower net expenses related to rental income, and S/ 1.8 million lower salaries and employee benefits.

The annual result in other expenses was mainly due to decreases of S/ 12.0 million in other expenses, S/ 4.7 million in administrative expenses, related to cost containment measures implemented to deal with the COVID-19 pandemic, and S/ 1.0 million in salaries and employee benefits.

21

Inteligo

MEASURES TAKEN TO FACE THE IMPACTS OF THE COVID-19 PANDEMIC

Inteligo deployed several strategies across the organization to cope with the impact of the COVID-19 pandemic, both on its operations and on its people.

Inteligo Bank, Inteligo SAB and Interfondos have been 100% operational under a home-office scheme since quarantine measures were enacted by the governments of Peru, Panama and The Bahamas in March 2020. We have been able to remain close to our clients by using technology to ensure a frequent communication and an agile execution.

All banking, investment advisory and execution services remain available in compliance with social-distancing, hygiene habits and constant health-monitoring as a rule, and we aim to safeguard the wellbeing of our clients and people alike.

Furthermore, within the current context, improved liquidity levels and strong capital adequacy ratios are a business priority. As of June 30, 2020, Inteligo Bank held up to 21.3% of its assets in cash and equivalents, while such ratio for Interfondos stood at 15.8%. Additionally, Inteligo Bank’s capital adequacy ratio stood at 21.1% as of June 30, 2020, compared to a minimum requirement of 8.0%.

SUMMARY

Inteligo’s net profit in 2Q20 was S/ 32.6 million, a S/ 87.3 increase QoQ, and a S/ 0.8 million or 2.3% decrease YoY.

The main driver of the quarterly growth in profits was the contribution of other income, which showed strong gains in 2Q20, mainly associated with positive mark-to-market conditions in Inteligo’s proprietary portfolio. Meanwhile, reductions in net interest and similar income, and in net fee income from financial services were more than offset by savings in other expenses.

Furthermore, Inteligo’s assets under management regained their growth trend, increasing 7.2% QoQ and 4.5% YoY as of June 30, 2020.

Consequently, Inteligo’s ROAE was 17.2% in 2Q20, reversing from the negative figure in 1Q20 and above the 16.8% reported in 2Q19.

Wealth Management Segment’s P&L Statement

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Interest and similar income	38.9	41.1	33.3	(19.0)%	(14.6)%
Interest and similar expenses	(14.4)	(15.5)	(12.5)	(19.5)%	(13.3)%
Net interest and similar income	24.5	25.5	20.8	(18.7)%	(15.3)%
Impairment loss on loans, net of recoveries	0.0	(0.0)	(0.0)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	0.3	(0.2)	(6.9)	n.m.	n.m.
Net interest and similar income after impairment loss	24.8	25.3	13.8	(45.5)%	(44.4)%
Fee income from financial services, net	37.1	43.0	40.4	(6.0)%	9.0%
Other income	0.5	(85.8)	10.3	n.m.	n.m.
Other expenses	(28.7)	(34.9)	(26.6)	(23.7)%	(7.2)%
Income before translation result and income tax	33.8	(52.3)	37.9	n.m.	12.2%
Translation result	1.6	(3.0)	(2.6)	(12.7)%	n.m.
Income tax	(2.1)	0.7	(2.7)	n.m.	30.6%
Profit for the period	33.4	(54.7)	32.6	n.m.	(2.3)%
ROAE	16.8%	n.m.	17.2%
Efficiency ratio	45.9%	n.m.	37.1%

22

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 19,302.0 million as of June 30, 2020, an increase of S/ 1,296.2 million, or 7.2%, QoQ and S/ 822.6 million, or 4.5%, YoY, mostly due to strengthened mark-to-market valuations due to the appreciation of our client assets, as well as to the execution of adequate client prospection and conversion strategies throughout the year.

Client deposits reached S/ 3,189.9 million as of June 30, 2020, a growth of S/ 303.1 million, or 10.5%, QoQ and S/ 700.3 million, or 28.1%, YoY. The increase in client deposits was mainly associated with a preference for liquidity and an increased risk-aversion given the market volatility following the COVID-19 pandemic.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	2.1	2.7	1.7	(36.6)%	(17.5)%
Financial Investments	18.8	21.2	15.2	(28.4)%	(19.4)%
Loans	18.1	17.2	16.4	(4.7)%	(9.2)%
Total interest and similar income	38.9	41.1	33.3	(19.0)%	(14.6)%
Interest and similar expenses
Deposits and obligations	(11.3)	(13.7)	(11.8)	(14.0)%	5.0%
Due to banks and correspondents	(3.2)	(1.8)	(0.7)	(61.7)%	(78.2)%
Total interest and similar expenses	(14.4)	(15.5)	(12.5)	(19.5)%	(13.3)%
Net interest and similar income	24.5	25.5	20.8	(18.7)%	(15.3)%

Inteligo’ s net interest and similar income was S/ 20.8 million in 2Q20, a S/ 4.8 million, or 18.7% decrease when compared to 1Q20, explained by a reduction in interest income and dividend distributions from portfolio investments, as well as by lower interest generated by inter-bank funds during the quarter. Efficiencies in the cost of external lines of credit allowed for a certain degree of improvement in the overall figure.

Net interest and similar income decreased S/ 3.8 million or 15.3% YoY. This reduction was due to a contraction in the spread between the loan rate and the deposit rate, in addition to lower average returns on financial investments and inter-bank funds.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.4	5.7	2.8	(51.2)%	(17.4)%
Funds management	34.3	37.7	38.0	0.9%	10.6%
Total income	37.7	43.4	40.8	(6.0)%	8.1%
Expenses
Brokerage and custody services	(0.4)	(0.1)	(0.1)	3.9%	(69.0)%
Others	(0.2)	(0.2)	(0.2)	(9.7)%	30.5%
Total expenses	(0.6)	(0.4)	(0.3)	(4.6)%	(43.2)%
Fee income from financial services, net	37.1	43.0	40.4	(6.0)%	9.0%

Net fee income from financial services was S/ 40.4 million in 2Q20, a decrease of S/ 2.6 million, or 6.0% when compared to the previous quarter. The reduction in fee income for the quarter was mainly explained by lower product structuring activity, partially offset by an improvement in trading fees and higher safekeeping fees as a consequence of the improved market prices of assets.

23

On a YoY basis, net fee income from financial services increased S/ 3.3 million, or 9.0%, mainly explained by higher fund management fees and product spreads, amid increased appetite for investing or rebalancing portfolios.

OTHER INCOME

Other income

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Net gain on sale of financial investments	13.5	(33.1)	(7.4)	(77.7)%	n.m.
Net trading gain (loss)	(13.1)	(51.2)	18.8	n.m.	n.m.
Other	0.1	(1.4)	(1.1)	(24.1)%	n.m.
Total other income	0.5	(85.8)	10.3	n.m.	n.m.

Inteligo’s other income (loss) reached S/ 10.3 million in 2Q20, an increase of S/ 96.1 million QoQ and S/ 9.8 million YoY, attributable to the effect of positive mark-to-market valuations albeit the occurrence of some realized losses on Inteligo’s proprietary portfolio during 2Q20.

OTHER EXPENSES

Other expenses

S/ million	2Q19	1Q20	2Q20	%chg QoQ	%chg YoY
Salaries and employee benefits	(15.2)	(20.9)	(14.8)	(28.9)%	(2.2)%
Administrative expenses	(9.5)	(10.0)	(8.1)	(18.9)%	(14.3)%
Depreciation and amortization	(3.9)	(4.0)	(3.5)	(11.4)%	(8.6)%
Other	(0.2)	(0.0)	(0.1)	n.m.	n.m.
Total other expenses	(28.7)	(34.9)	(26.6)	(23.7)%	(7.2)%
Efficiency ratio	45.9%	n.m.	37.1%

Other expenses reached S/ 26.6 million in 2Q20, a decrease of S/ 8.3 million, or 23.7% QoQ, and S/ 2.1 million, or 7.2% YoY. The result was mainly related to a reduction in salaries and employee benefits stemming from expense reduction and efficiency initiatives at Inteligo.

24

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2020, December 31, 2019 and for the six-months period ended June 30, 2020 and 2019

Interim consolidated financial statements as of June 30, 2020, December 31, 2019 and for the six-months period ended June 30, 2020 and 2019

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of June 30, 2020 (unaudited) and December 31, 2019 (audited)

	Note	30.06.2020	31.12.2019
		S/(000)	S/(000)
Assets
Cash and due from banks	3(a)
Non-interest bearing		2,886,603	2,704,758
Interest bearing		11,440,070	7,153,180
Restricted funds		797,814	1,270,937
		15,124,487	11,128,875
Inter-bank funds	3(e)	31,841	85,006
Financial investments	4	21,198,660	19,072,718
Loans, net:	5
Loans, net of unearned interest		42,061,811	38,531,632
Impairment allowance for loans		(2,731,348)	(1,394,779)
		39,330,463	37,136,853
Investment property	6	1,031,240	972,096
Property, furniture and equipment, net		899,251	950,943
Due from customers on acceptances		16,577	139,685
Intangibles and goodwill, net		1,027,930	979,262
Other accounts receivable and other assets, net	7	2,825,609	1,051,872
Deferred Income Tax asset, net		293,736	44,983
Total assets		81,779,794	71,562,293
Liabilities and equity
Deposits and obligations	8
Non-interest bearing		8,176,061	5,644,238
Interest bearing		35,968,658	32,448,986
		44,144,719	38,093,224
Inter-bank funds	3(e)	—	169,138
Due to banks and correspondents	9	7,997,696	3,979,637
Bonds, notes and other obligations	10	7,495,439	6,890,290
Due from customers on acceptances		16,577	139,685
Insurance contract liabilities	11	11,708,247	11,338,810
Other accounts payable, provisions and other liabilities	7	2,579,193	2,048,048
Deferred Income Tax liability, net		1,115	13
Total liabilities		73,942,986	62,658,845
Equity, net	12
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(57)	(196)
Capital surplus		532,771	530,456
Reserves		5,200,000	4,700,000
Unrealized results, net		429,879	442,905
Retained earnings		594,380	2,145,688
		7,794,990	8,856,870
Non-controlling interest		41,818	46,578
Total equity, net		7,836,808	8,903,448
Total liabilities and equity, net		81,779,794	71,562,293

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the six-months period ended June 30, 2020 and 2019

	Note	30.06.2020	30.06.2019
		S/(000)	S/(000)
Interest and similar income	14	2,428,340	2,368,471
One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes	14	(136,637)	—
Interest and similar expenses	14	(649,146)	(687,850)
Net interest and similar income		1,642,557	1,680,621
Impairment loss on loans, net of recoveries	5(d)	(1,603,166)	(379,355)
(Loss) recovery due to impairment on financial investments	4(b.1)	(52,396)	2,674
Net interest and similar income after impairment loss		(13,005)	1,303,940
Fee income from financial services, net	15	362,884	445,713
Net gain on foreign exchange transactions		241,440	77,125
Net gain on sale of financial investments		85,435	67,647
Gain from derecognition of financial assets at amortized cost	4(c)	—	8,474
Net (loss) gain on financial assets at fair value through profit or loss		(140,913)	39,611
Net gain on investment property	6(b)	25,864	43,278
Other income	16	14,818	32,113
		589,528	713,961
Insurance premiums and claims	17
Net premiums earned		239,265	194,355
Net claims and benefits incurred for life insurance contracts and others		(362,591)	(338,149)
		(123,326)	(143,794)
Other expenses
Salaries and employee benefits		(370,559)	(392,272)
Administrative expenses		(361,699)	(371,387)
Depreciation and amortization		(131,648)	(128,181)
Other expenses	16	(63,210)	(74,576)
		(927,116)	(966,416)
(Expense) income before translation result and Income Tax		(473,919)	907,691
Translation result		(29,597)	22,005
Income Tax	13(e)	191,107	(226,858)
Net (loss) profit for the period		(312,409)	702,838
Attributable to:
IFS’s shareholders		(310,107)	698,516
Non-controlling interests		(2,302)	4,322
		(312,409)	702,838
(Loss) earnings per share attributable to IFS’s shareholders basic and diluted (stated in Soles)	18	(2.749)	6.310
Weighted average number of outstanding shares (in thousands)	18	112,789	110,692

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the six-months period ended June 30, 2020 and 2019

	30.06.2020	30.06.2019
	S/(000)	S/(000)
Net (loss) profit for the period	(312,409)	702,838
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
(Losses) gains on equity instruments at fair value through other comprehensive income	(38,584)	80,853
Income Tax	29	(212)
Total unrealized gain that will not be reclassified to the consolidated statement of income	(38,555)	80,641
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net variation of debt instruments at fair value through other comprehensive income	(266,230)	920,120
Income Tax	1,004	(7,242)
	(265,226)	912,878
Insurance premiums reserve	226,273	(676,231)
Net variation of cash flow hedges	16,647	(7,705)
Income Tax	(2,569)	3,012
	14,078	(4,693)
Translation of foreign operations	50,443	(19,219)
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	25,568	212,735
Total other comprehensive (loss) income for the period, net of Income Tax	(325,396)	996,214
Attributable to:
IFS’s shareholders	(323,133)	991,134
Non-controlling interests	(2,263)	5,080
	(325,396)	996,214

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the six-months period ended June 30, 2020 and 2019

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares (in thousands)						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity, net
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	698,516	698,516	4,322	702,838
Other comprehensive income	—	—	—	—	—	—	80,559	911,042	(675,121)	(4,643)	(19,219)	—	292,618	758	293,376
Total other comprehensive income	—	—	—	—	—	—	80,559	911,042	(675,121)	(4,643)	(19,219)	698,516	991,134	5,080	996,214
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Dividends paid to non-controlling interests of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,455)	(3,455)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	5,059	5,059	(99)	4,960
Balance as of June 30, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	228,113	678,705	(599,546)	23,268	83,764	1,263,576	7,401,225	42,008	7,443,233
Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net loss for the period	—	—	—	—	—	—	—	—	—	—	—	(310,107)	(310,107)	(2,302)	(312,409)
Other comprehensive income	—	—	—	—	—	—	(38,492)	(264,914)	225,902	14,035	50,443	—	(13,026)	39	(12,987)
Total other comprehensive income	—	—	—	—	—	—	(38,492)	(264,914)	225,902	14,035	50,443	(310,107)	(323,133)	(2,263)	(325,396)
Initial Public Offering, Note 1(b)	—	—	—	—	2,315	—	—	—	—	—	—	(2,315)	—	—	—
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Purchase of treasury stock, Note 12(b)	—	1	—	139	—	—	—	—	—	—	—	—	139	—	139
Transfer from retained earnings to reserves, note 12(d)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Others	—	—	—	—	—	—	—	—	—	—	—	(40,658)	(40,658)	(65)	(40,723)
Balance as of June 30, 2020	115,447	—	1,038,017	(57)	532,771	5,200,000	226,391	771,245	(697,953)	(8,723)	138,919	594,380	7,794,990	41,818	7,836,808

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the six-months period ended June 30, 2020 and 2019

	30.06.2020	30.06.2019
	S/(000)	S/(000)
Cash flows from operating activities
Net (loss) profit for the period	(312,409)	702,838
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	1,603,166	379,355
Loss (recovery) due to impairment of financial investments	52,396	(2,674)
Depreciation and amortization	131,648	128,181
Provision for sundry risks	3,220	1,703
Deferred Income Tax	(249,394)	6,942
Net gain on sale of financial investments	(85,435)	(67,647)
Gain from derecognition of financial assets at amortized cost	—	(8,474)
Net loss (gain) of financial assets at fair value through profit or loss	140,913	(39,611)
Net gain for valuation of investment property	(6,483)	(21,981)
Translation result	29,597	(22,005)
Net loss on sale of investment property	—	1,556
(Increase) decrease in accrued interest receivable	(106,478)	979
Increase in accrued interest payable	21,042	40,984
Net changes in assets and liabilities
Net increase in loans	(3,792,818)	(1,646,799)
Increase in other accounts receivable and other assets	(1,444,624)	(19,631)
Net decrease (increase) in restricted funds	453,312	(119,836)
Increase in deposits and obligations	6,049,469	1,646,516
Increase in due to banks and correspondents	4,025,403	295,859
Increase in other accounts payable, provisions and other liabilities	912,457	331,862
Decrease of investments at fair value through profit or loss	51,788	34,331
Net cash provided by operating activities	7,476,770	1,622,448

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.06.2020	30.06.2019
	S/(000)	S/(000)
Cash flows from investing activities
Net (purchase) sale of financial investments	(2,219,745)	674,993
Purchase of property, furniture and equipment	(32,907)	(26,633)
Purchase of intangible assets	(112,054)	(57,720)
Purchase of investment property	(52,661)	(11,726)
Sale of investment property	—	20,472
Net cash (used in) provided by investing activities	(2,417,367)	599,386
Cash flows from financing activities
Dividends paid	(698,228)	(654,464)
Net increase of bonds, notes and other obligations	288,123	245,572
Net decrease in receivable inter-bank funds	53,165	264,900
Net (decrease) increase in payable inter-bank funds	(169,138)	50,013
Sale of treasury stock	139	—
Dividend payments to non-controlling interests	(2,432)	(3,455)
Lease payments	(52,017)	(63,457)
Net cash provided by financing activities	(580,388)	(160,891)
Net increase in cash and cash equivalents	4,479,015	2,060,943
Translation (loss) gain on cash and cash equivalents	(10,034)	25,683
Cash and cash equivalents at the beginning of the period	9,851,729	7,087,062
Cash and cash equivalents at the end of the period	14,320,710	9,173,688

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of June 30, 2020 (unaudited) and December 31, 2019 (audited)

1.	Business activity and other relevant events
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of June 30, 2020 and December 31, 2019, Intercorp Perú holds directly and indirectly 70.62 percent of the issuead and outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of June 30, 2020 and December 31, 2019, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”) and 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of June 30, 2020 have been authorized by Management and the Audit Committee on August 10, 2020 and approved by the Board of Directors held on August 12, 2020. The audited consolidated financial statement of IFS and Subsidiaries as of December 31, 2019, were approved by the General Shareholders’ Meeting held on April 7, 2020.

(b)Global pandemic Covid-19 –

A new coronavirus strain (Covid-19) was first identified in Wuhan, China, in December 2019, and later declared a pandemic by the World Health Organization, has spread in almost all regions in the world, which has resulted in travel restrictions and trade slowdowns. In that sense, on March 15, 2020, the Peruvian Government, through Supreme Decree No.044-2020, declared a National lockdown ordering the closing of the national borders, compulsory social confinement, the lockdown of businesses deemed non-essential (exceptions were production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among others. As of the date of this report, the National lockdown has been extended until August 31, 2020.

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking, Insurance and Private Pension Fund Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial systems (due to the lockdown of certain economic sectors), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), see further detail in Note 2.3, suspension of counting of past due days, partial withdrawal of severance indemnities and launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Perú”, created through Legislative Decree No. 1455-2020 to secure the continuity of the payment chain in the face of Covid-19’s impact.

Said program grants guarantees to companies in order for them to obtain working capital loans and thus comply with their short-term obligations with their workers and suppliers of goods and services. This program manages guarantees amounting to S/30,000 million.

As of June 30, 2020, Interbank holds loans of the “Reactiva Perú” program for approximately S/3,833 million, out of which S/3,258 million are guaranteed by the Peruvian Government; see Notes 5 and 9.

On the other hand, IFS’s Management monitors closely the situation and focuses in securing the operation and enhance the liquidity and solvency positions of the Subsidiaries. Regarding liquidity, Interbank has maintained an active participation in the BCRP’s daily operations and has used available credit lines from correspondent banks abroad.

Likewise, with the purpose of strengthening its capital and regulatory capital requirements to face the volatile environment, the Subsidiaries have implemented the following measures:
-

In Shareholders’ Meeting held on April 3, 2020, Interbank approved a reduction in the percentage of distributable dividends, from 45 to 25 percent. In addition, the net profit generated in the first quarter of 2020 also has a capitalization agreement.

-On June 30, 2020, Interbank placed subordinated bonds for US$300,000,000, as explained in Note 10.

-	In Board’s Session held on June 30, 2020, Interseguro committed to the capitalization of S/50,000,000 with charge to the period’s net profit.
(c)	Initial Public Offering –

On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth “SEC”), of a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.

On July 18, 2019, IFS announced the placement of the Offering for approximately 9,000,000 common shares at a price of US$46.00 per common share. The sale was performed by (i) IFS, (ii) Interbank, (iii) Intercorp Peru; and (iv) a non-related shareholder. Additionally, IFS granted the Offering placers a 30-day call option to buy up to 1,350,000 new common shares, as an additional initial issuance.

As result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Intercorp Peru sold 2,531,246 shares, and the non-related shareholder sold 3,000,000 shares. Additionally, the placers exercised the call option regarding 1,186,841 new common shares.

In this sense, IFS and Subsidiaries combined, sold, 4,755,595 shares at US$46.00 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering on the Company’s net equity, after discounting the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by:

(i)	Issuance of 2,336,841 shares, for an amount of S/336,950,000, out of which S/74,571,000 correspond to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000).
(ii)

Sale of 2,418,754 share held as treasury stock, including shares sold by Interbank, for a total amount of S/347,175,000, which were recorded in captions “Treasury stock” and “Retained earnings”, see Note 12(b).

(d)	Subsidiaries Activities –

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of June 30, 2020 and December 31, 2019, Interbank had 233 and 255 offices, respectively, and a branch established in the Republic of Panama. Regarding said branch, on April 23, 2019, Interbank’s Board approved its voluntary closing. As of the date of this report, there is no specific date for the completion of said process.

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

Inversiones Huancavelica S.A.	Real estate activities. This entity was absorbed by Banco Internacional del Perú S.A.A.through a process of merging by absorption, which was authorized by the SBS in September 2019.

Contacto Servicios Integrales de Créditos y Cobranzas S.A.	Collection services. This entity was absorbed by Banco Internacional del Perú S.A.A.through a process of merging by absorption, which was authorized by the SBS in September 2019.

(b)Interseguro Compañía de Seguros S.A. and Subsidiaries -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts. As of June 30, 2020 and December 31, 2019, Interseguro participates in:

Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú -

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), structured entity, incorporated in April 2008, in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of June 30, 2020 and December 31, 2019, amounted to S/117,268,000 and S/114,058,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). IFS has ownership and decision-making power over these properties and IFS has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of June 30, 2020 and December 31, 2019, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of June 30, 2020 and December 31, 2019, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019. It provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura, in 2017. As of June 30, 2020 and December 31, 2019, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent  of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related.

(f)Hipotecaria Sura Empresa Administradora Hipotecaria S.A. -

As of December 31, 2019, this company has been extinguished. It was incorporated in Peru and was regulated by the SBS. Its main activity was the granting of mortgage loans. It disbursed its last loans in 2015.

2.	Main accounting principles and practices

2.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-months period ended June 30, 2020 and 2019, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2019 and 2018 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of deferred Income Tax.

2.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

2.3Regulations issued by the SBS –

As indicated in Note 1(b), with the purpose of facilitating the payment of debt of the clients of the financial entities affected by the outbreak of Covid-19, the SBS issued the following Multiple Official Letters:

2.3.1 Regulations related to loan portfolio

(a)

Multiple Official Letters No.10997-2020-SBS, No.11150-2020-SBS, No.11170-2020-SBS and No.13195-2020-SBS issued on March 13, 2020, March 16, 2020, March 20, 2020, and May 19, 2020, respectively. Through these Multiple Official Letters, the SBS established the following exceptional measures applicable to loan portfolio:

- The financial system entities are enabled to modify the contractual conditions of loans without presenting them as refinanced provided that the entire term is not extended for more than six months from the original term. Also, debtors must have a maximum past due of 15 days as of February 29, 2020.

-In the case of loans to retail clients with modified contractual conditions, the associated interest can continue to be recognized on an accrual basis. However, if the debtor changes its situation to past due after the establishment of new loan terms, the financial entity must reverse the cumulative interest of said loan, proportionally, in a six-month period.

-For loans to non-retail clients with modified contractual conditions, the associated interest must be recognized by the cash flow method. Cumulative and not collected interest related to these loans must be reversed starting on the modification date.

-For debtors with past due loans of more than 15 days as of February 29, 2020, the calculation of past due days will be suspended during the National lockdown.
-If a debtor presents past due payments after the contractual modifications, said loan will be deemed as refinanced loan, following the general criteria of the current regulation.

-According to Multiple Official Letter No.11150-2020-SBS, the scope of the aforementioned facilities shall be determined by each entity of the financial system, after analyzing the level of impact in their respective loan portfolio.

-Financial entities are able to record, as preventive and responsible manner, necessary voluntary provisions that allow them to deal with risk increasing in the loan portfolio, at the moment they materialize.

(b)	Multiple Official Letter No.13805-2020-SBS, issued on May 29, 2020: Amended the following regulations:

Multiple Official Letters No.10997-2020-SBS, No.11150-2020-SBS and No. 11170-2020-SBS (see Note 2.3.1 (a)); and additionally, amended Multiple Official Letters No. 12679-2020 and No. 13195-2020, issued on May 5, 2020, and May 19, 2020, respectively. The main amendments were the following:

(i)	Financial entities can unilaterally reprogram loans until June 30, 2020, provided the compliance of certain criteria included in said Multiple Official Letter.
(ii)	The loan rescheduling term ranges from 6 to 12 months with respect to the original term.
(iii)

For contractual modifications made since the date of the regulation, and only for purposes of the National lockdown, the debt shall be deemed as current if it is past due for a maximum of 30 calendar days.

(iv)

The suspension of counting of past due days, applicable to past due loans of more than 15 days as of February 29, 2020, shall be effective for the duration of the National lockdown, as well as the accounting situation of said loans. Also, in the case of loans that as of February 29, 2020, have been past due between 15 and 60 days, said suspension shall be effective until the end of the month following that of the lifting of the National lockdown.

In application of the regulations issued by the SBS and summarized in previous paragraphs, Interbank has reprogramed loans for approximately S/12,700 million and has modified their respective payment schedules. Thus, the present value of the loans has decreased by S/137 million, which are presented by reducing the interest income of the loan portfolio; see Note 14.

2.3.2 Resolution No.1264-2020-SBS, issued on March 26, 2020

This Resolution establishes that in the modifications of the contractual conditions indicated in the Multiple Official Letters mentioned in Note 2.3.1, it shall not increase the regulatory capital requirement for the non-revolving consumer loans and mortgage loans. Likewise, said Resolution authorizes the financial entities to use the additional regulatory capital for the component of the economic cycle.

2.3.3 Repurchase agreements of loan portfolio represented by securities

On April 3, 2020, the BCRP issued the Circular Letter No.0014-2020-BCRP, which establishes the characteristics and procedures of the repurchase agreements of loan portfolio guaranteed by the Peruvian Government. At the selling date, the bank receives the domestic currency (sale amount) and, at the same operation, is obliged to repurchase said portfolio (repurchase amount). The BCRP shall disburse 80 percent of the funds in the bank’s current account it holds at the BCRP and the remaining part in a restricted account also held by the bank at the BCRP.

3.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Cash and clearing (b)	1,728,890	1,877,843
Deposits in the Central Reserve Bank of Peru – BCRP (b)	10,009,339	5,861,570
Deposits in banks (c)	2,582,481	2,112,316
Accrued interest	5,963	6,209
	14,326,673	9,857,938
Restricted funds (d)	797,814	1,270,937
Total	15,124,487	11,128,875
(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP.

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at an annual rate established by the BCRP. As of June 30, 2020, the excess in foreign currency accrued interest in US Dollars at 0.01 percent (1.25 percent as of December 31, 2019).

In Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	664,373	1,208,506
Derivative financial instruments	128,274	57,816
Others	5,167	4,615
Total	797,814	1,270,937

(*)

As of June 30, 2020, correspond to deposits maintained in the BCRP which guarantee agreements amounting to S/647,500,000 (guaranteed agreements amounting to S/1,205,200,000 as of December 31, 2019); see Note 9(b).

Cash and cash equivalents presented in the interim consolidated statement of cash flows do not include the restricted funds and accrued interest.

(e)	Inter-bank funds

Corresponds to loans made among financial institutions with maturity, in general, being less than 30 days. As of June 30, 2020, Inter-bank funds assets accrue interest at an annual rate of 0.25 percent in foreign currency (Inter-bank funds assets accrue interest at an annual rate of 2.26 percent in national currency and Inter-bank funds liabilities accrue interest at an annual rate of 2.25 percent in national currency and 1.75 percent in foreign currency, as of December 31, 2019) and do not have specific guarantees.

4.	Financial investments
(a)	This caption is made up as follows:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b)	15,770,728	14,010,029
Investments at amortized cost (c)	2,498,394	2,160,775
Investments at fair value through profit or loss (d)	1,509,992	1,551,537
Equity instruments measured at fair value through other comprehensive income (e)	1,130,545	1,125,722
Total financial investments	20,909,659	18,848,063
Accrued income
On debt instruments measured at fair value through other comprehensive income (b)	236,529	178,444
On investments at amortized cost (c)	52,472	46,211
Total	21,198,660	19,072,718

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of June 30, 2020
Corporate, leasing and subordinated bonds (*)	8,018,919	529,029	(188,525)	8,359,423	Sep-20 / Jul-97	(0.17)	14.06	0.79	50.20
Peruvian Sovereign Bonds	5,149,964	292,265	(2,226)	5,440,003	Sep-23 / Feb-55	0.86	5.50	—	—
Negotiable Certificates of Deposit issued by BCRP	889,695	6,076	(1)	895,770	Jul-20 / Mar-23	0.25	3.04	—	—
Bonds guaranteed by the Peruvian Government	588,992	50,831	—	639,823	Oct-24 / Jul-34	1.50	3.77	3.22	4.67
Global Bonds of the Republic of Peru	280,009	939	—	280,948	Jul-25 / Jan-26	—	—	1.71	1.72
Global Bonds of the Republic of Colombia	155,029	42	(310)	154,761	Jul-21 / Feb-24	—	—	1.73	2.48
Total	15,082,608	879,182	(191,062)	15,770,728
Accrued interest				236,529
Total				16,007,257

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2019
Corporate, leasing and subordinated bonds (*)	7,562,985	648,601	(12,300)	8,199,286	Jan-20 / Jan-114	0.71	21.76	2.26	10.73
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55	1.59	5.31	—	—
Negotiable Certificates of Deposit issued by BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21	2.15	3.04	—	—
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul -34	2.24	4.14	3.61	5.14
Global Bonds of the Republic of Colombia	114,431	551	—	114,982	Jul-21 / Mar-23	—	—	2.24	2.46
Total	12,999,046	1,023,694	(12,711)	14,010,029
Accrued interest				178,444
Total				14,188,473

(*)

As of June 30, 2020 and December 31, 2019, Inteligo holds corporate bonds from different entities for approximately S/293,654,000 and S/440,409,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 9(a).

(b.1)

The Group has determined that the unrealized losses on debt instruments as of June 30, 2020 and December 31, 2019, not related to credit risk, are of temporary nature. As of June 30, 2020 and December 31, 2019, the detail of the unrealized losses corresponding to debt instruments classified as at fair value through other comprehensive income is as follows:

	30.06.2020			31.12.2019
Issuer	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Maturity as of Jun 30, 2020	Risk rating as of June 30, 2020 (***)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Corporación Financiera de Desarrollo S.A.	298,540	15,216	(6,399)	374,631	30,197	(1,438)	2029-2046	AA (**)
Rutas de Lima	295,019	—	(124,859)	285,047	46,465	—	2036-2039	Less than B- (*)
Orazul Energy Egenor SCA	204,520	—	(5,154)	22,069	68	—	2027	BB (*)
Línea Amarilla S.A.C.	174,326	—	(5,215)	174,049	14,284	—	2037	AA (**)
Votorantim	146,139	—	(11,664)	98,907	2,330	—	2041	BBB- (*)
Latam Airlines	13,805	—	(10,175)	22,356	614	—	2024	Less than B- (*)
Instruments with individual losses minor than S/4 million	6,371,221	292,307	(27,596)	4,883,248	393,088	(11,273)	-	-
Total	7,503,570	307,523	(191,062)	5,860,307	487,046	(12,711)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	For those issuers with different instruments, the classification presented corresponds to the instrument with the largest unrealized loss.

On the other hand, the movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income is presented below:

	30.06.2020	31.12.2019	30.06.2019
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	34,743	28,050	28,050
Impairment of financial investments
New assets originated or purchased	(28)	1,588	641
Assets derecognized or matured (excluding write-offs)	(293)	(1,290)	(685)
Others (*)	52,717	6,492	(2,630)
Loss (recovery) of the period to impairment on financial investments	52,396	6,790	(2,674)
Foreign exchange effect	4,214	(97)	(73)
Expected credit loss at the end of the period	91,353	34,743	25,303

(*)	As of June 30, 2020, mainly includes the impairment allocated to Rutas de Lima for approximately S/47,236,000.

(c)

As of June 30, 2020 and December 31, 2019, investments at amortized cost are entirely comprised of Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,550,866,000 and S/2,206,986,000, respectively, including accrued interest.

As of June 30, 2020 these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 5.20 percent (as of December 31, 2019, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.26 percent), and estimated fair value amounting to approximately S/2,739,861,000 and S/2,328,303,000, as of June 30, 2020 and December 31, 2019, respectively.

During the year 2019, the Government of the Republic of Peru performed public offerings to buyback certain sovereign bonds, with the purpose of renewing its debt and funding its fiscal deficit. Considering the purpose of this offering, following such offering, there would be no outstanding sovereign bonds of the repurchased issuances.  In the event that some bonds remained outstanding, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/340,518,000, generating a gain amounting to S/8,474,000, which was recorded within the caption “Gain from derecognition of financial investments at amortized cost” of the interim consolidated statement of income. Notwithstanding the aforementioned, with the purpose of maintaining its asset management strategy, the Bank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/340,432,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru.

As of June 30, 2020 and December 31, 2019, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds of the Republic of Peru, classified as restricted, for approximately S/1,987,831,000 and S/762,347,000, respectively; see Note 9(a).

(d)	The composition of financial instruments at fair value through profit or loss is as follows:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,042,991	1,083,079
BioPharma Credit PLC	125,581	132,054
Royalty Pharma	100,139	117,682
Others minor	160,189	153,468
Debt instruments
Corporate, leasing and subordinated bonds	81,092	65,254
Total	1,509,992	1,551,537

(e)The composition of equity instruments measured at fair value through other comprehensive income is presented below:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
BioPharma Credit PLC	343,582	336,338
InRetail Perú Corp	286,537	285,962
Ishares	105,228	140,198
Luz del Sur S.A.A.	92,425	87,983
Engie-Energía Perú S.A.	82,238	90,670
Ferreycorp S.A.A.	67,848	83,013
Credicorp	55,843	18,030
Others minor than S/17 million	96,844	83,528
Total	1,130,545	1,125,722

(f)	The Group rates its financial assets into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1: When the financial assets are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes financial assets whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a financial asset has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes financial assets whose credit risk has improved and the financial asset has been reclassified from Stage 3.

Stage 3: Financial assets considered credit -impaired. The Group records an allowance for the lifetime financial asset.

For more information, see Note 30.1 of the Annual Consolidated Financial Statements.

Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, in accordance with IFRS 9 as of June 30, 2020 and December 31, 2019:

	30.06.2020				31.12.2019
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	8,154,237	201,556	3,630	8,359,423	7,866,111	333,175	—	8,199,286
Peruvian Sovereign Bonds	7,938,397	—	—	7,938,397	5,704,970	—	—	5,704,970
Negotiable Certificates of Deposit issued by BCRP	895,770	—	—	895,770	1,483,493	—	—	1,483,493
Bonds guaranteed by the Peruvian Government	639,823	—	—	639,823	668,073	—	—	668,073
Global Bonds of the Republic of Colombia	154,761	—	—	154,761	114,982	—	—	114,982
Global Bonds of the Republic of Peru	280,948	—	—	280,948	—	—	—	—
Total	18,063,936	201,556	3,630	18,269,122	15,837,629	333,175	—	16,170,804

5.	Loans, net
(a)	This caption is made up as follows:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Direct loans
Loans	33,108,307	28,504,689
Credit cards	5,287,951	5,876,983
Leasing	1,340,353	1,533,395
Discounted notes	437,119	686,164
Factoring	305,810	374,192
Advances and overdrafts	87,860	87,373
Refinanced loans	258,639	251,180
Past due and under legal collection loans	977,646	943,168
	41,803,685	38,257,144
Plus (minus)
Accrued interest from performing loans	358,549	316,171
Unearned interest and interest collected in advance	(100,423)	(41,683)
Impairment allowance for loans (d)	(2,731,348)	(1,394,779)
Total direct loans, net	39,330,463	37,136,853
Indirect loans	4,083,347	4,101,977

(b)	The classification of the direct loan portfolio is as follows:

	30.06.2020	31.12.2019
	(*)
	S/(000)	S/(000)
Commercial loans (c.1) (**)	21,192,382	17,479,006
Consumer loans (c.1)	12,271,144	12,821,567
Mortgage loans (c.1)	7,348,638	7,206,445
Small and micro-business loans (c.1)	991,521	750,126
Total	41,803,685	38,257,144

(*)

As of June 30, 2020, the balance of the direct loan portfolio includes disbursements made by Interbank within the “Reactiva Perú” program for approximately S/3,833 million, out of which S/3,452 million were granted to clients of its commercial portfolio and S/381 million to clients of its small and micro- business portfolio.

(**)	In 2019, Interbank acquired a commercial loan from Sumitomo Mitsui Banking Corporation for an amount of S/164,950,000.

(c)

The following table shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of June 30, 2020 and December 31, 2019. The amounts presented do not consider impairment:

	30.06.2020				31.12.2019
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	30,040,931	1,243,972	—	31,284,903	28,314,167	271,610	—	28,585,777
Standard grade	4,760,965	1,210,725	—	5,971,690	4,675,010	528,372	—	5,203,382
Sub-standard grade	647,425	983,423	—	1,630,848	358,527	969,387	—	1,327,914
Past due but not impaired	967,508	741,517	—	1,709,025	1,474,310	770,876	—	2,245,186
Impaired
Individually impaired	—	—	7,691	7,691	—	—	8,444	8,444
Collectively impaired	—	—	1,199,528	1,199,528	—	—	886,441	886,441
Total direct loans	36,416,829	4,179,637	1,207,219	41,803,685	34,822,014	2,540,245	894,885	38,257,144

	30.06.2020				31.12.2019
Indirect loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,633,332	268,746	—	3,902,078	3,733,040	62,860	—	3,795,900
Standard grade	97,062	44,721	—	141,783	108,515	118,463	—	226,978
Sub-standard grade	10	7,314	—	7,324	7,597	41,095	—	48,692
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually impaired	—	—	22,607	22,607	—	—	22,607	22,607
Collectively impaired	—	—	9,555	9,555	—	—	7,800	7,800
Total indirect loans	3,730,404	320,781	32,162	4,083,347	3,849,152	222,418	30,407	4,101,977

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loan portfolio:

	30.06.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,034,848	918,313	—	16,953,161	12,786,786	53,449	—	12,840,235
Standard grade	2,367,567	765,615	—	3,133,182	2,605,473	127,347	—	2,732,820
Sub-standard grade	42,786	182,674	—	225,460	132,707	401,991	—	534,698
Past due but not impaired	440,896	221,109	—	662,005	1,069,813	102,267	—	1,172,080
Impaired
Individually impaired	—	—	7,691	7,691	—	—	8,444	8,444
Collectively impaired	—	—	210,883	210,883	—	—	190,729	190,729
Total commercial loans	18,886,097	2,087,711	218,574	21,192,382	16,594,779	685,054	199,173	17,479,006

	30.06.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,929,667	315,799	—	8,245,466	9,319,421	176,764	—	9,496,185
Standard grade	1,367,448	412,309	—	1,779,757	1,443,966	311,673	—	1,755,639
Sub-standard grade	362,845	613,521	—	976,366	196,126	362,228	—	558,354
Past due but not impaired	246,178	406,024	—	652,202	167,295	443,693	—	610,988
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	617,353	617,353	—	—	400,401	400,401
Total consumer loans	9,906,138	1,747,653	617,353	12,271,144	11,126,808	1,294,358	400,401	12,821,567

	30.06.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,441,888	2,598	—	5,444,486	5,676,737	21,775	—	5,698,512
Standard grade	796,074	19,356	—	815,430	550,656	65,662	—	616,318
Sub-standard grade	232,046	140,811	—	372,857	25,855	190,605	—	216,460
Past due but not impaired	279,685	112,744	—	392,429	225,687	201,506	—	427,193
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	323,436	323,436	—	—	247,962	247,962
Total mortgage loans	6,749,693	275,509	323,436	7,348,638	6,478,935	479,548	247,962	7,206,445

	30.06.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	634,528	7,262	—	641,790	531,223	19,622	—	550,845
Standard grade	229,876	13,445	—	243,321	74,915	23,690	—	98,605
Sub-standard grade	9,748	46,417	—	56,165	3,839	14,563	—	18,402
Past due but not impaired	749	1,640	—	2,389	11,515	23,410	—	34,925
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	47,856	47,856	—	—	47,349	47,349
Total small and micro-business loans	874,901	68,764	47,856	991,521	621,492	81,285	47,349	750,126

Total direct loans	36,416,829	4,179,637	1,207,219	41,803,685	34,822,014	2,540,245	894,885	38,257,144

(d)

During the six-months period ended June 30, 2020, the impairment loss for direct and indirect loans amounted to S/1,595,382,000 and S/7,784,000, respectively. Following is the movement of the allowance for expected credit loss for direct and indirect loans:

(d.1)	Direct loans

	30.06.2020					30.06.2019					31.12.2019
Direct loans	Commercial	Consumer	Mortgage	Small and micro-business	Total	Commercial	Consumer	Mortgage	Small and micro-business	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	146,250	1,058,600	121,682	68,247	1,394,779	194,213	986,951	114,610	69,030	1,364,804	1,364,804

Loss due to impairment of direct credits (*)	61,631	1,417,601	45,768	70,382	1,595,382	22,219	344,214	6,179	23,305	395,917	772,743
Write-offs (**)	(14,308)	(292,112)	(999)	(19,453)	(326,872)	(7,725)	(371,253)	(1,108)	(25,313)	(405,399)	(874,068)
Recovery of written–off loans	534	43,666	—	1,936	46,136	567	61,378	—	1,778	63,723	136,468
Foreign exchange effect (***)	14,636	1,946	5,080	261	21,923	(1,796)	(4,205)	(1,092)	(91)	(7,184)	(5,168)
Expected credit loss at the end of period balances	208,743	2,229,701	171,531	121,373	2,731,348	207,478	1,017,085	118,589	68,709	1,411,861	1,394,779

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

Indirect loans	30.06.2020	30.06.2019	31.12.2019
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	39,694	62,051	62,051

Loss due to impairment of indirect credits (*)	7,784	(16,562)	(21,932)
Write-offs (**)	—	—	—
Recovery of written–off loans	—	—	—
Foreign exchange effect (***)	786	(616)	(425)
Expected credit loss at the end of period balances	48,264	44,873	39,694

(*)

As of June 30, 2020, the increase in loan impairment loss, net of recoveries, corresponds to greater provision requirements, mainly in the consumer loan portfolio related to adjustments performed in the calculation model of expected credit loss of Interbank’s clients aimed to face the impact of Covid-19; see Note 1(b).

(**)

The Group writes off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full, but have been written off because there is no reasonable expectation of recovery.

(***)Corresponds mainly to the effect of the exchange rate and the variation of the time value of money.

6.	Investment property
(a)	This caption is made up as follows:

	30.06.2020	31.12.2019	Acquisition or construction year	Valuation methodology as of June 30, 2020 and December 31, 2019
	S/(000)	S/(000)
Land
San Isidro – Lima	244,794	239,152	2009	Appraisal
San Martín de Porres – Lima	76,880	72,013	2015	Appraisal
Piura	32,300	50,396	2008	Appraisal
Sullana	17,658	16,540	2012	Appraisal
Santa Clara – Lima	13,837	12,961	2017	Appraisal
Lurin	4,031	4,032	2008	Appraisal
Others	5,015	4,695	-	DCF/Appraisal
	394,515	399,789
Completed investment property - “Real Plaza” Shopping Malls
Talara	35,290	37,772	2015	DCF
	35,290	37,772
Buildings
Orquídeas - San Isidro - Lima	160,832	168,787	2017	DCF
Ate Vitarte – Lima	106,414	82,925	2006	DCF
Piura (d)	68,125	—	2020	DCF
Chorrillos – Lima	66,291	71,680	2017	DCF
Chimbote	39,878	49,898	2015	DCF
Maestro-Huancayo	32,283	34,569	2017	DCF
Cusco	30,528	30,774	2017	DCF
Pardo y Aliaga – Lima	22,424	19,963	2008	DCF
Panorama – Lima	20,477	21,819	2016	DCF
Trujillo	17,478	17,600	2016	DCF
Cercado de Lima – Lima	14,262	13,545	2017	DCF
Others	22,443	22,975	2017	DCF
	601,435	534,535

Total	1,031,240	972,096

DCF: Discounted cash flow

(i)	As of June 30, 2020 and December 31, 2019, there are no liens on investment property.

(b)	The net gain on investment properties as of June 30, 2020 and 2019, consists of the following:

	30.06.2020	30.06.2019
	S/(000)	S/(000)
Gain on valuation of investment property	6,483	21,981
Income from rental of investment property	19,381	22,853
Loss on sale of investment property (e)	—	(1,556)
Total	25,864	43,278

(c)	The movement of investment property is as follows:

	30.06.2020	30.06.2019
	S/(000)	S/(000)
Beginning of period balances	972,096	986,538
Additions (d)	52,661	11,726
Sales (e)	—	(20,472)
Valuation gain	6,483	21,981
Balance as of June 30	1,031,240	999,773
Balance as of December 31, 2019		972,096

(d)	Annual variation corresponds mainly to outlays related to the purchase of the "Piura" building, which was acquired in cash from a related entity.

During 2019, main additions are outlays related to the construction of the “Chimbote” and “Chorrillos” educational centers.

(e)

During 2019, Interseguro sold to a related entity in cash and at market value, a percentage of the land located in Miraflores, Lima (called “Cuartel San Martin”); recognizing a net loss of approximately S/1,556,000. The result of the sale of investment property is presented as "Net gain on investment property" in the interim consolidated statement of income.

(f)	The valuation techniques to estimate the fair value and the main assumptions used are described in Note 7 “Investment property” of the Annual Consolidated Financial Statements.

7.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Accounts receivable and other assets, net
Financial instruments
Rights related to Subordinated Bonds 2030, Note 10(c)	1,061,400	—
Accounts receivable related to derivative financial instruments (b)	496,789	220,776
Other accounts receivable, net	400,026	393,254
Accounts receivable from sale of investments	351,157	74,373
Assets for technical reserves for claims and premiums by reinsurers	67,255	77,430
Operations in process	52,171	45,613
Others	44,453	39,760
	2,473,251	851,206
Non-financial instruments
Prepaid Income Tax	158,551	25,270
Deferred charges	84,245	63,377
Investments in associates	69,383	72,301
Realizable assets, received as payment and seized through legal actions	22,701	22,446
Prepaid rights to related entity	7,076	6,628
Others	10,402	10,644
	352,358	200,666
Total	2,825,609	1,051,872
Accounts payable, provisions and other liabilities
Financial instruments
Contract with investment component	521,202	465,542
Accounts payable for acquisitions of investments	477,507	75,820
Accounts payable related to derivative financial instruments (b)	467,527	222,305
Other accounts payable	422,770	436,331
Lease liabilities	294,960	341,836
Operations in process	152,357	132,982
Others	148,852	181,732
	2,485,175	1,856,548
Non-financial instruments
Provision for other contingencies	46,762	50,931
Taxes payable	23,566	76,423
Others	23,690	64,146
	94,018	191,500
Total	2,579,193	2,048,048

(b)	The fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of June 30, 2020 and December 31, 2019 is presented below:

As of June 30, 2020	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	48,276	105,248	7,156,199	—	Between July 2020 and September 2021	—	—
Interest rate swaps	239,452	244,098	5,551,999	—	Between November 2020 and June 2036	—	—
Currency swaps	61,732	47,339	2,087,997	—	Between July 2020 and February 2027	—	—
Cross currency swaps	—	66,271	208,240	—	January 2023	—	—
Options	—	297	35,036	—	Between July 2020 and March 2021	—	—
	349,460	463,253	15,039,471	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	113,765	—	1,560,258	5,951	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	33,564	—	530,700	7,939	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,515	141,520	305	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,383	88,450	(79)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,376	88,450	(81)	December 2020	Due to banks	Due to banks and correspondents
	147,329	4,274	2,409,378	14,035
	496,789	467,527	17,448,849	14,035

As of December 31, 2019	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	95,961	45,276	9,289,914	—	Between January 2020 and January 2021	—	—
Interest rate swaps	81,517	75,071	4,238,143	—	Between November 2020 and December 2029	—	—
Currency swaps	30,438	36,428	1,727,922	—	Between January 2020 and September 2026	—	—
Cross currency swaps	—	50,523	195,056	—	January 2023	—	—
Options	33	126	22,154	—	Between January 2020 and December 2020	—	—
	207,949	207,424	15,473,189	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	12,827	8,225	1,461,474	(31,211)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	—	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS) (ii)	—	—	—	1,097	-	-	-
	12,827	14,881	2,256,834	(50,669)
	220,776	222,305	17,730,023	(50,669)

(i)	As of June 30, 2020 and December 31, 2019, certain derivative financial instruments required the establishment of collateral deposits; see Note 3(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2020 and 2019. During the year 2019, two hedges were discontinued for a total nominal value of US$20,000,000 because of the early redemption of the senior bonds denominated “5.750% Senior Notes due 2020”.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

8.	Deposits and obligations
(a)	This caption is made up as follows:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Saving deposits	15,232,806	11,384,876
Time deposits	13,555,249	13,053,033
Demand deposits	13,546,177	11,716,035
Compensation for service time	1,805,792	1,933,052
Other obligations	4,695	6,228
Total	44,144,719	38,093,224

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of June 30, 2020 and December 31, 2019, approximately S/12,575,413,000 and S/10,725,904,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
9.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
By type
Banco Central de Reserva del Perú - BCRP (b)	5,474,054	1,897,568
Promotional credit lines	1,431,013	1,422,067
Loans received from foreign entities	1,036,634	613,090
Loans received from Peruvian entities	22,165	2,049
	7,963,866	3,934,774
Interest and commissions payable	33,830	44,863
	7,997,696	3,979,637
By term
Short term	3,504,129	2,666,530
Long term	4,493,567	1,313,107
Total	7,997,696	3,979,637

(b)	Interbank took part in the auction of funds for the “Reactiva Perú” program, Note 1(b). As of June 30, 2020, the amount recorded as debt to the BCRP amounts to approximately S/3,833 million.
(c)

As of June 30, 2020 and December 31, 2019, some of the Bank loans agreements include standard covenants regarding capital ratios, financial ratios, disposal of assets and transactions among companies under certain conditions, the use of funds and other issues.

In the opinion of Management and its legal advisors, all covenants have been met by the Group related to its due to banks and correspondents as of June 30, 2020 and December 31, 2019.

10.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.06.2020	31.12.2019
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Third (A serie)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	91,000	91,000
Eighth (A serie)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,109	136,908
						228,109	227,908
Subordinated bonds – second program
Second (A serie)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,853	149,827
Third (A serie)	Interbank	7.50%	Semi-annually	2023	US$50,000	176,640	165,426
						326,493	315,253
Subordinated bonds – third program
First (single serie)	Interseguro	6.00%	Semi-annually	2029	US$20,000	70,760	66,280
Second (single serie)	Interseguro	4.34%	Semi-annually	2029	US$20,000	70,760	66,280
						141,520	132,560
Corporate bonds – second program
Fifth (A serie)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000
Negotiable certificates of deposits – first program
First (A serie)	Interbank	4.28%	Annually	2020	S/ 150,000	—	148,603
Total local issuances						846,122	974,324
International issuances
Subordinated bonds	Interbank	6.63%	Semi-annually	2029	US$300,000	1,057,640	990,216
Junior subordinated notes	Interbank	8.50%	Semi-annually	2070	US$200,000	—	660,992
Senior bonds	IFS	4.13%	Semi-annually	2027	US$300,000	1,033,231	969,794
Corporate bonds	Interbank	3.38%	Semi-annually	2023	US$484,895	1,665,354	1,549,877
Corporate bonds	Interbank	5.00%	Semi-annually	2026	S/ 312,000	311,243	311,185
Corporate bonds	Interbank	3.25%	Semi-annually	2026	US$400,000	1,402,926	1,313,259
Subordinated bonds (c)	Interbank	4.00%	Semi-annually	2030	US$300,000	1,060,993	—
Total international issuances						6,531,387	5,795,323
Total local and international issuances						7,377,509	6,769,647
Interest payable						117,930	120,643
Total						7,495,439	6,890,290

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of June 30, 2020 and December 31, 2019, the international issuances maintain mainly standard clauses for periodic reporting of financial information. In the opinion of Management and its legal advisors, these clauses have been met by the Group as of June 30, 2020 and December 31, 2019. See detailed information in Note 13 of the Annual Consolidated Financial Statements.

(c)

On the other hand, on June 30, 2020, Interbank issued subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America, proceeds from this placement amounted to S/1,061,400,000 and were received on July 8, 2020, see Note 7(a).

11.	Insurance contract liabilities
(a)	This caption is comprised of the following:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,507,560	11,135,635
Technical reserves for claims (c)	200,687	203,175
	11,708,247	11,338,810
By term
Short term	991,382	948,316
Long term	10,716,865	10,390,494
Total	11,708,247	11,338,810

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the six-month periods ended June 30, 2020 and 2019, is as follows:

	2020					2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of period balances	9,653,420	779,455	661,687	41,073	11,135,635	8,665,894	715,217	586,166	39,683	10,006,960
Insurance subscriptions	110,354	—	1,055	30,371	141,780	157,702	—	2,463	34,825	194,990
Acquisition of Mapfre (*)	—	—	292,499	—	292,499	—	—	—	—	—
Interest rate effect	(206,353)	(16,277)	(3,643)	—	(226,273)	642,214	34,017	—	—	676,231
Time passage adjustments	(79,673)	(4,006)	39,659	(24,640)	(68,660)	(82,519)	18,726	64,137	(34,188)	(33,844)
Maturities and recoveries	—	—	(22,130)	—	(22,130)	—	—	(20,465)	—	(20,465)
Exchange differences	214,945	—	39,564	200	254,709	(104,151)	—	(14,072)	(21)	(118,244)
Balance as of June 30	9,692,693	759,172	1,008,691	47,004	11,507,560	9,279,140	767,960	618,229	40,299	10,705,628
Balances as of December 31						9,653,420	779,455	661,687	41,073	11,135,635

(*)

In December 2019, the SBS authorized the transfer of a net equity block from Mapfre Peru Vida, which was made effective on January 2, 2020. The final value of the loan portfolio transfer resulted in a price adjustment in favor of Mapfre for a total amount of S/9,534,000, which were disbursed by Interseguro in cash.

(c)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of June 30, 2020 and December 31, 2019, in accordance with IFRS 4.

(d)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of June 30, 2020 and December 31, 2019, are the following:

Interest rates
Type	Mortality table	30.06.2020	31.12.2019
Annuities	SPP-S-2017, SPP-I-2017	4.69% in US$	4.54% in US$
	with improvement factor for mortality	2.10% in S/ VAC 5.23% in adjusted S/	1.89% in S/ VAC 5.10% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	2.10% in S/ VAC	1.89% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted	4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of June 30, 2020 and December 31, 2019 are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	30.06.2020			31.12.2019
		Variation of the reserve			Variation of the reserve
	Reserve	Amount	Percentage	Reserve	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	8,705,228	(987,465)	(10.19)	8,646,725	(1,006,695)	(10.43)
Changes in interest rate: - 100 bps	10,901,962	1,209,269	12.48	10,890,170	1,236,750	12.81
Changes in mortality table at 105%	9,594,086	(98,608)	(1.02)	9,554,268	(99,152)	(1.03)
Changes in mortality table at 95%	9,796,140	103,446	1.07	9,757,493	104,073	1.08
Retirements, disability and survival
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	671,305	(87,866)	(11.57)	687,451	(92,004)	(11.80)
Changes in interest rate: - 100 bps	868,733	109,562	14.43	894,614	115,159	14.77
Changes in mortality table at 105%	749,073	(10,098)	(1.33)	769,044	(10,411)	(1.34)
Changes in mortality table at 95%	769,788	10,617	1.40	790,403	10,948	1.40

12.	Net equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of June 30, 2020 and December 31, 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which were paid on May 6, 2020.

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), equivalent to US$1.75 per share, which were paid on May 3, 2019.

(b)Treasury stock -

As of June 30, 2020 and December 31, 2019, some subsidiaries holds 500 and 1,400 shares issued by IFS, respectively, with an acquisition cost equivalent to S/57,000 and S/196,000, respectively.

Sale of treasury stock (2019)

As indicated in Note 1(c), in July 2019, Interbank and IFS sold a combined 2,418,754 shares. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/208,178,000, and the highest value collected due to said sale amounted to S/138,997,000 and was recorded in the caption “Retained earnings”.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(c). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)  Reserves -

The Board of Directors of IFS, held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

(e)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of June 30, 2020 and December 31, 2019, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statements of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or Central Bank of the Bahamas, in the case of Inteligo Bank).

In Management’s opinion, Interbank, Interseguro and Inteligo Bank have been fulfilling the current requirements established by their regulators.

13.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas, are not subject to Income Tax, or any other taxes on capital gains, equity or property; nevertheless, IFS is subject to an additional tax on dividends received from its Subsidiaries incorporated and domiciled in Peru; see paragraph (b). The Subsidiaries incorporated and domiciled in Peru are subject to the Peruvian Tax legislation; see paragraph (c).

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends.

In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends.
(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of June 30, 2020 and December 31, 2019, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.  The Income Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:

- Interbank: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2015 to 2019.

-	Interseguro: Income Tax returns for the years 2014, 2015, 2017, 2018 and 2019, and Value-Added-Tax returns for the years 2014 to 2019.
-	Hipotecaria Sura and Seguros Sura: Income Tax returns for the years 2014 to 2018, and Value-Added-Tax returns for the years 2014 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the detail of the ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending in the Tax Court.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, the Bank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by rulings by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a recent pronouncement in June 2019.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed with another financial entity, ruled in favor of the tax treatment over the interest in suspense followed by said entity; which is consistent with the tax treatment followed by Interbank. On March 12, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on the website of the Judiciary its ruling regarding Interbank’s Income Tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT and the Ministry of Economy and Finance (“MEF”, by its Spanish acronym), thus reaffirming the position held by the Bank regarding that interest in suspense does not constitute taxable income. Lastly, on July 6, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court has formally notified the aforementioned ruling.

From the tax and legal analysis performed, reinforced by the aforementioned recent ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court, Interbank’s Management and its external legal advisors consider that it exists sufficient technical support for the prevalence of Interbank’s position, in relation with the tax periods under resolution process; thus, it has not been recorded any provision for this contingency as of June 30, 2020 and December 31, 2019.

The tax liability requested for this concept and other minor contingencies as of June 30, 2020, without considering the effects of the ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on March 12, 2020, amounted to approximately S/306,000,000, out of which S/34,000,000 corresponded to taxes and the difference to fines and interest arrears (as of December 31, 2019 amounted to approximately S/303,000,000, out of which S/34,000,000 corresponded to taxes and the difference to fines and interest arrears); however, it is estimated that once SUNAT performs the resettlements of the Income Tax, including the effects of said ruling, the requested amount will diminish significantly.

On the other hand, on February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On February 14, 2018, SUNAT notified Interbank of the beginning of the partial audit process for the third category Income Tax corresponding to the year 2014. Subsequently, on September 7, 2018, SUNAT closed said partial audit process and did not determine any additional settlement of said tax.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. As of June 30, 2020 and December 31, 2019, the tax debt requested by SUNAT amounts to approximately S/52,000,000 and S/50,000,000, respectively (including taxes, penalties and moratorium interest). The main concept observed was the deduction of loan write-offs without proof by the SBS.

To date, Interbank’s Management has submitted the respective complaints to the resolutions indicated above. In the opinion of Management and its legal advisors, any eventual additional tax would not be significant for the financial statements as of June 30, 2020 and December 31, 2019.

On April 26, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the       Income Tax corresponding to the year 2014. To date, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the Income Tax corresponding to the year 2015. To date, said audit is under process.

Lastly, to date, SUNAT is auditing Interbank’s 2012 taxable period. In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of June 30, 2020 and December 31, 2019.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Seguros

Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers.

In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of June 30, 2020 and December 31, 2019.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the six-months period ended June 30,
	2020	2019
	S/(000)	S/(000)
Current – Expense	58,287	219,915
Deferred – (Income) Expense	(249,394)	6,943
	(191,107)	226,858

14.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	For the six-months period ended June 30,
	2020	2019
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	1,933,063	1,854,164
Interest on investments at fair value through other comprehensive income	373,330	368,360
Interest on investments at amortized cost	54,160	44,291
Dividends on financial instruments	41,180	41,955
Interest on due from banks and inter-bank funds	24,282	58,738
Other interest and similar income	2,325	963
Subtotal	2,428,340	2,368,471

One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	(136,637)	—

Interest and similar income, net	2,291,703	2,368,471

Interest and similar expenses
Interest and fees on deposits and obligations	(317,393)	(350,679)
Interest on bonds, notes and other obligations	(187,393)	(202,318)
Interest and fees on obligations with financial institutions	(91,522)	(88,828)
Deposit insurance fund fees	(25,545)	(21,985)
Interest on lease payments	(8,373)	(5,843)
Result from hedging transactions	(4,608)	(4,583)
Other interest and similar expenses	(14,312)	(13,614)
Total	(649,146)	(687,850)

(b)	Corresponds to lower income generated by the modification of contractual cash flows due to customer loans rescheduling, see Note 2.3.1.

15.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	For the six-months period ended June 30,
	2020	2019
	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	230,612	317,448
Banking services fees	98,440	100,665
Funds management	75,110	69,224
Contingent loans fees	24,354	28,097
Collection services	18,304	19,797
Brokerage and custody services	3,902	3,598
Others	23,135	19,366
Total	473,857	558,195
Expenses
Credit cards	(53,391)	(56,715)
Debtor’s life insurance premiums	(28,896)	(19,704)
Foreign banks fees	(6,186)	(8,085)
Brokerage and custody services	(273)	(300)
Others	(22,227)	(27,678)
Total	(110,973)	(112,482)
Net	362,884	445,713

16.	Other income and (expenses)
(a)	This caption is comprised of the following:

	For the six-months period ended June 30,
	2020	2019
	S/(000)	S/(000)
Other income
Other technical income from insurance operations	4,835	5,402
Income from ATM rentals	1,915	2,044
Services rendered to third parties	1,201	1,470
Income from investments in associates	999	9,523
Other income	5,868	13,674
Total other income	14,818	32,113
Other expenses
Commissions from insurance activities	(24,046)	(22,547)
Sundry technical insurance expenses	(9,824)	(21,529)
Provision for sundry risk	(3,220)	(1,703)
Donations	(3,031)	(2,828)
Expenses related to rental income	(577)	(1,247)
Other expenses	(22,512)	(24,722)
Total other expenses	(63,210)	(74,576)

17.	Insurance premiums and claims

(a)   The caption of net premiums earned is comprised of the following:

	Premiums assumed (1)		Adjustment of technical reserves (2)		Gross premiums (*) (3) = (1) - (2)		Premiums ceded to reinsurers (4)		Net premiums earned (5) = (3) - (4)
	30.06.2020	30.06.2019	30.06.2020	30.06.2019	30.06.2020	30.06.2019	30.06.2020	30.06.2019	30.06.2020	30.06.2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	109,091	151,784	(30,682)	(40,549)	78,409	111,235	—	—	78,409	111,235
Group life	73,531	66,113	(4)	(309)	73,527	65,804	(2,415)	(2,579)	71,112	63,225
Individual life	64,246	66,447	(19,140)	(43,217)	45,106	23,230	(2,198)	(2,243)	42,908	20,987
Retirement, disability and survival	4,492	8,469	4,006	(53,358)	8,498	(44,889)	(238)	(2,513)	8,260	(47,402)
Others	1	—	571	(2,718)	572	(2,718)	—	—	572	(2,718)
Total life insurance	251,361	292,813	(45,249)	(140,151)	206,112	152,662	(4,851)	(7,335)	201,261	145,327
Total general insurance	44,113	50,220	(5,998)	(1,072)	38,115	49,148	(111)	(120)	38,004	49,028
Total	295,474	343,033	(51,247)	(141,223)	244,227	201,810	(4,962)	(7,455)	239,265	194,355

(*)	It includes the annual variation of technical reserves and unearned premiums.

(b)	The caption of net claims and benefits incurred for life insurance contracts and others is comprised of the following:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	30.06.2020	30.06.2019	30.06.2020	30.06.2019	30.06.2020	30.06.2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(303,663)	(291,453)	—	—	(303,663)	(291,453)
Group life	(22,002)	(23,414)	1,256	(234)	(20,746)	(23,648)
Individual life	(5,673)	(3,621)	802	1,823	(4,871)	(1,798)
Retirement, disability and survival	(23,514)	(6,733)	4,264	(5,167)	(19,250)	(11,900)
Others	(5,416)	(586)	(685)	(137)	(6,101)	(723)
General insurance	(7,965)	(8,529)	5	(98)	(7,960)	(8,627)
	(368,233)	(334,336)	5,642	(3,813)	(362,591)	(338,149)

18.	(Loss) Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted (loss) earnings per share, determined and calculated based on the (loss) earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2019
Balance as of January 1, 2019	110,692	110,692	180	110,692
Balance as of June 30, 2019	110,692	110,692		110,692
Net profit for the period S/(000)				698,516
Basic and diluted earnings per share (Soles)				6.310
Period 2020
Balance as of January 1, 2020	115,446	115,446	180	112,789
Sale of treasury stock	4	4	40	1
Purchase of treasury stock	(3)	(3)	54	(1)
Balance as of June 30, 2020	115,447	115,447		112,789
Net loss for the period S/(000)				(310,107)
Basic and diluted loss per share (Soles)				(2.749)

19.	Transactions with shareholders, related parties and affiliated entities
(a)	The table below presents the main transactions with shareholders, related parties and affiliated entities as of June 30, 2020 and December 31, 2019:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Assets
Investments at fair value through profit or loss
Participations - Royalty Pharma	100,139	117,682
Others minor	98	270
Negotiable certificates of deposit – Financiera Oh! S.A.	—	9,372
	100,237	127,324
Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp.	286,537	285,962
Corporate bonds - InRetail Shopping Malls S.A.	50,481	49,728
Corporate bonds - Colegios Peruanos S.A.	26,390	30,977
	363,408	366,667
Loans, net (b)	1,270,747	1,114,211
Accounts receivable (h)	78,540	77,824
Long-term accounts receivable (g)	39,540	39,141
Accounts receivable related to derivative financial instruments	4,287	817
Other assets (f)	15,919	11,928
Liabilities
Deposits and obligations	996,287	944,561
Other liabilities	251	56
Accounts payable related to derivative financial instruments	—	344
Off-balance sheet accounts
Indirect loans (b)	97,928	134,658

	For the six-months period ended June 30,
	2020	2019
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	35,859	41,869
Interest and similar expenses	(6,296)	(6,856)
Valuation of financial derivative instruments	3,814	52
Rental income	9,352	6,472
Loss on sale of investment property	—	(1,556)
Administrative expenses	(23,714)	(20,824)
Others, net	2,963	1,365

(b)	As of June 30, 2020 and December 31, 2019, the detail of loans is the following:

	30.06.2020			31.12.2019
	Direct	Indirect	Total	Direct	Indirect	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Controlling	1	—	1	17	—	17
Affiliated	991,623	43,302	1,034,925	847,993	59,267	907,260
Associates	279,123	54,626	333,749	266,201	75,391	341,592
	1,270,747	97,928	1,368,675	1,114,211	134,658	1,248,869

(c)

As of June 30, 2020 and December 31, 2019, the directors, executives and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and officers of financial entities. As of June 30, 2020 and December 31, 2019, direct loans to employees, directors and officers amounted to S/208,056,000 and S/231,546,000, respectively; said loans are repaid monthly and bear interest at market rates. There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the six-months period ended June 30, 2020 and 2019, are presented below:

	For the six-months period ended June 30,
	2020	2019
	S/(000)	S/(000)
Salaries	12,380	12,837
Board of Directors’ compensations	2,261	1,025
Total	14,641	13,862

(e)

As of June 30, 2020 and December 31, 2019, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/993,000 and S/701,000, respectively.

(f)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. for the operation of financial agencies until the year 2030, and for an amount of approximately S/7,076,000 and S/6,628,000 as of June 30, 2020 and December 31, 2019, respectively (see Note 7(a)). Interbank may renew the term of the agreement for an additional term of 15 years.

(g)	It corresponds to a loan with maturity in 2046 and bears interests at market rates.
(h)	As of June 30, 2020 and December 31, 2019, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

20.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking

Mainly loans, credit facilities, deposits and current accounts.

Insurance

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the interim consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues for the periods as of June 30, 2020 and 2019.

The following table presents the Group’s financial information by business segments for the six-months period ended June 30, 2020 and 2019:

	2020					2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	2,405,570	636,267	82,289	(3,630)	3,120,496	2,606,473	564,904	197,886	(92,467)	3,276,796
Inter-segment	(24,544)	—	1,269	23,275	—	(37,080)	—	(736)	37,816	—
Total income	2,381,026	636,267	83,558	19,645	3,120,496	2,569,393	564,904	197,150	(54,651)	3,276,796
Consolidated income statement data
Interest and similar income	2,026,884	318,466	74,369	8,621	2,428,340	1,984,136	308,960	84,531	(9,156)	2,368,471
One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes	(136,637)	—	—	—	(136,637)	—	—	—	—	—
Interest and similar expenses	(576,639)	(43,324)	(28,053)	(1,130)	(649,146)	(622,280)	(35,682)	(29,284)	(604)	(687,850)
Net interest and similar income	1,313,608	275,142	46,316	7,491	1,642,557	1,361,856	273,278	55,247	(9,760)	1,680,621
Impairment loss on loans, net of recoveries	(1,603,139)	—	(27)	—	(1,603,166)	(379,296)	—	(59)	—	(379,355)
(Loss) recovery due to impairment on financial investments	(35)	(45,229)	(7,132)	—	(52,396)	56	2,777	(159)	—	2,674
Net interest and similar income after impairment loss	(289,566)	229,913	39,157	7,491	(13,005)	982,616	276,055	55,029	(9,760)	1,303,940
Fee income from financial services, net	303,375	(2,303)	83,444	(21,632)	362,884	393,936	(1,951)	76,023	(22,295)	445,713
Net gain on sale of financial investments	67,759	58,166	(40,490)	—	85,435	21,457	8,100	38,090	—	67,647
Gain from derecognition of financial assets at amortized cost	—	—	—	—	—	8,474	—	—	—	8,474
Other income (**)	144,189	22,673	(35,034)	9,381	141,209	198,470	55,431	(758)	(61,016)	192,127
Total net premiums earned minus claims and benefits	—	(123,326)	—	—	(123,326)	—	(143,785)	—	(9)	(143,794)
Depreciation and amortization	(114,211)	(12,810)	(7,520)	2,893	(131,648)	(110,159)	(11,886)	(6,341)	205	(128,181)
Other expenses	(637,883)	(115,354)	(53,953)	11,722	(795,468)	(676,416)	(133,198)	(49,225)	20,604	(838,235)
Income before translation result and Income Tax	(526,337)	56,959	(14,396)	9,855	(473,919)	818,378	48,766	112,818	(72,271)	907,691
Translation result	(1,819)	(20,060)	(5,635)	(2,083)	(29,597)	(3,446)	13,000	2,321	10,130	22,005
Income Tax	181,908	—	(2,015)	11,214	191,107	(215,035)	—	(3,460)	(8,363)	(226,858)
Net profit for the period	(346,248)	36,899	(22,046)	18,986	(312,409)	599,897	61,766	111,679	(70,504)	702,838
Attributable to:
IFS’s shareholders	(346,248)	36,899	(22,046)	21,287	(310,108)	599,897	61,766	111,679	(74,826)	698,516
Non-controlling interests	—	—	—	(2,301)	(2,301)	—	—	—	4,322	4,322
	(346,248)	36,899	(22,046)	18,986	(312,409)	599,897	61,766	111,679	(70,504)	702,838

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For the Banking Segment, the caption “Other income” for the six-months period ended June 30, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2.2. The net profit (after taxes) amounted to approximately S/32,422,000.

	30.06.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	92,908	101,087	3,627	—	197,622
Total assets	63,002,062	14,164,688	4,292,272	320,772	81,779,794
Total liabilities	57,285,435	13,498,173	3,534,609	(375,231)	73,942,986

	31.12.2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	195,177	69,643	6,769	—	271,589
Total assets	53,019,361	13,917,641	4,098,057	527,234	71,562,293
Total liabilities	46,676,473	12,943,718	3,244,210	(205,556)	62,658,845

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

(i)

The distribution of the Group’s total income based on the location of the customer and its assets, for the six-months period ended June 30, 2020, is S/3,064,942,000 in Peru and S/55,554,000 in Panama (for the six-months period ended June 30, 2019, is S/3,108,267,000 in Peru and S/168,529,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of June 30, 2020 is S/77,646,788,000 in Peru and S/4,133,006,000 in Panama (for the year ended December 31, 2019, it is S/67,623,222,000 in Peru and S/3,939,071,000 in Panama).

21.	Financial instruments classification

The financial assets and liabilities of the interim consolidated statement of financial position as of June 30, 2020 and December 31, 2019, are presented below:

	As of June 30, 2020					As of December 31, 2019
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	15,124,487	15,124,487	—	—	—	11,128,875	11,128,875
Inter-bank funds	—	—	—	31,841	31,841	—	—	—	85,006	85,006
Financial investments	1,509,992	16,007,257	1,130,545	2,550,866	21,198,660	1,551,537	14,188,473	1,125,722	2,206,986	19,072,718
Loans, net	—	—	—	39,330,463	39,330,463	—	—	—	37,136,853	37,136,853
Due from customers on acceptances	—	—	—	16,577	16,577	—	—	—	139,685	139,685
Others accounts receivable and other assets, net	496,789	—	—	1,976,462	2,473,251	220,776	—	—	630,430	851,206
	2,006,781	16,007,257	1,130,545	59,030,696	78,175,279	1,772,313	14,188,473	1,125,722	51,327,835	68,414,343
Financial liabilities
Deposits and obligations	—	—	—	44,144,719	44,144,719	—	—	—	38,093,224	38,093,224
Inter-bank funds	—	—	—	—	—	—	—	—	169,138	169,138
Due to banks and correspondents	—	—	—	7,997,696	7,997,696	—	—	—	3,979,637	3,979,637
Bonds, notes and other obligations	—	—	—	7,495,439	7,495,439	—	—	—	6,890,290	6,890,290
Due from customers on acceptances	—	—	—	16,577	16,577	—	—	—	139,685	139,685
Insurance contract liabilities	—	—	—	11,708,247	11,708,247	—	—	—	11,338,810	11,338,810
Others accounts payable, provisions and other liabilities	467,527	—	—	2,017,648	2,485,175	222,305	—	—	1,634,243	1,856,548
	467,527	—	—	73,380,326	73,847,853	222,305	—	—	62,245,027	62,467,332

22.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage this risk, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and the Management of IFS.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the Annual Consolidated Financial Statements.

The information that shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of June 30, 2020 and December 31, 2019, are presented in Note 5.

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that.

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 3.

(b.1)	Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2020 and December 31, 2019, is presented below:

				Related amounts not offset in the interim consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the interim consolidated statement of financial position	Net amounts of financial assets presented in the interim consolidated statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral received (pledged), Note 3(d)	Net amount
Assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2020
Derivatives, Note 7(b)	496,789	—	496,789	(313,735)	(37,574)	145,480
Total assets	496,789	—	496,789	(313,735)	(37,574)	145,480
As of December 31, 2019
Derivatives, Note 7(b)	220,776	—	220,776	(134,103)	(42,351)	44,322
Total assets	220,776	—	220,776	(134,103)	(42,351)	44,322
Liabilities
As of June 30, 2020
Derivatives, Note 7(b)	467,527	—	467,527	(313,735)	(128,274)	25,518
Total liabilities	467,527	—	467,527	(313,735)	(128,274)	25,518
As of December 31, 2019
Derivatives, Note 7(b)	222,305	—	222,305	(134,103)	(57,816)	30,386
Total liabilities	222,305	—	222,305	(134,103)	(57,816)	30,386

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of June 30, 2020, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.534 per US$1 bid and S/3.541 per US$1 ask (S/3.311 and S/3.317 as of December 31, 2019, respectively). As of June 30, 2020, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.538 per US$1 (S/3.314 as of December 31, 2019).

The table below presents the detail of the Group’s position:

	As of June 30, 2020				As of December 31, 2019
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,130,527	4,544,708	449,252	15,124,487	9,386,504	1,311,291	431,080	11,128,875
Inter-bank funds	31,841	—	—	31,841	—	85,006	—	85,006
Financial investments	7,565,023	13,602,589	31,048	21,198,660	6,948,954	12,111,165	12,599	19,072,718
Loans, net	10,443,632	28,886,831	—	39,330,463	10,919,233	26,217,620	—	37,136,853
Due from customers on acceptances	6,716	—	9,861	16,577	128,397	—	11,288	139,685
Other accounts receivable and other assets, net	403,566	1,006,730	1,062,955	2,473,251	245,402	604,456	1,348	851,206
	28,581,305	48,040,858	1,553,116	78,175,279	27,628,490	40,329,538	456,315	68,414,343
Liabilities
Deposits and obligations	15,320,657	28,459,461	364,601	44,144,719	13,840,447	23,888,049	364,728	38,093,224
Inter-bank funds	—	—	—	—	149,137	20,001	—	169,138
Due to banks and correspondents	1,259,924	6,737,772	—	7,997,696	830,122	3,149,515	—	3,979,637
Bonds, notes and other obligations	6,606,782	888,657	—	7,495,439	5,857,206	1,033,084	—	6,890,290
Due from customers on acceptances	6,716	—	9,861	16,577	128,397	—	11,288	139,685
Insurance contract liabilities	4,248,126	7,460,121	—	11,708,247	4,234,217	7,104,593	—	11,338,810
Other accounts payable, provisions and other liabilities	637,110	1,845,559	2,506	2,485,175	414,604	1,441,612	332	1,856,548
	28,079,315	45,391,570	376,968	73,847,853	25,454,130	36,636,854	376,348	62,467,332
Forwards position, net	(2,530,909)	2,601,464	(70,555)	—	(2,718,082)	2,776,866	(58,784)	—
Currency swaps position, net	102,772	(102,772)	—	—	138,676	(138,676)	—	—
Cross currency swaps position, net	1,882,718	(1,882,718)	—	—	1,763,518	(1,763,518)	—	—
Options position, net	19	(19)	—	—	(37)	37	—	—
Monetary position, net	(43,410)	3,265,243	1,105,593	4,327,426	1,358,435	4,567,393	21,183	5,947,011

As of June 30, 2020, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$617,957,000, equivalent to S/2,186,332,000 (US$683,214,000, equivalent to S/2,264,171,000 as of December 31, 2019).

23.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the interim consolidated statement of financial position:

	As of June 30, 2020				As of December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	635,763	494,470	379,759	1,509,992	682,341	381,844	487,352	1,551,537
Debt instruments measured at fair value through other comprehensive income	12,687,075	3,083,653	—	15,770,728	10,779,395	3,230,634	—	14,010,029
Equity instruments measured at fair value through other comprehensive income	1,124,283	6,262	—	1,130,545	1,119,620	6,102	—	1,125,722
Derivatives receivable	—	496,789	—	496,789	—	220,776	—	220,776
	14,447,121	4,081,174	379,759	18,908,054	12,581,356	3,839,356	487,352	16,908,064
Accrued interest				236,529				178,444
Total financial assets				19,144,583				17,086,508
Financial liabilities
Derivatives payable	—	467,527	—	467,527	—	222,305	—	222,305

(*)	As of June 30, 2020 and December 31, 2019, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. Fair value is estimated using a discounted cash flow (DCF) model. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

The table below presents a description of significant unobservable data used in valuation

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	Sales forecast	Average sector analysis, estimates	10 percent increase (decrease) in the sales forecast would result in increase (decrease) in fair value by S/11,003,000.
500 basis points increase in the WACC would result in decrease in fair value by S/17,708,000.
		WACC	8.00%	500 basis points decrease in the WACC would result in increase in fair value by S/24,738,000.
Mutual funds and investment funds participations	DCF Method	Discount rate	Depends on the credit risk	500 basis points increase in the discount rate would result in decrease in fair value by S/3,375,000.
500 basis points decrease in the discount rate would result in increase in fair value by S/4,380,000.
		WACC	9.00%	500 basis points increase in the WACC would result in decrease in fair value by S/732,000.
500 basis points decrease in the WACC would result in increase in fair value by S/867,000.
	Comparable multiples	Price-to-sales ratio	Depends on industry’s entity	10 percent increase (decrease) in the price-to-sales ratio would result in increase (decrease) in fair value by S/3,853,000.
	Equity value		Depends on the credit risk	500 basis points increase (decrease) in the equity value would result in increase (decrease) in fair value by S/2,000.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Balance as of January 1	487,352	407,957
Purchases	26,694	222,098
Sales	(65,340)	(150,575)
Total gain recognized on the interim consolidated statement of income	42,997	7,872
Transfers from Level 3	(111,944)	—
Ending balance	379,759	487,352

During the six-months period ended June 30, 2020 and 2019, there were neither transfers of financial instruments from Level 3 to Level 1 or Level 2, nor from Level 1 to Level 2.

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of June 30, 2020					As of December 31, 2019
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	15,124,487	—	15,124,487	15,124,487	—	11,128,875	—	11,128,875	11,128,875
Inter-bank funds	—	31,841	—	31,841	31,841	—	85,006	—	85,006	85,006
Investments at amortized cost	2,739,861	—	—	2,739,861	2,550,866	929,333	1,398,970	—	2,328,303	2,206,986
Loans, net	—	40,767,681	—	40,767,681	39,330,463	—	38,115,562	—	38,115,562	37,136,853
Due from customers on acceptances	—	16,577	—	16,577	16,577	—	139,685	—	139,685	139,685
Other accounts receivables and other assets, net	—	1,976,462	—	1,976,462	1,976,462	—	630,430	—	630,430	630,430
Total	2,739,861	57,917,048	—	60,656,909	59,030,696	929,333	51,498,528	—	52,427,861	51,327,835
Liabilities
Deposits and obligations	—	44,206,001	—	44,206,001	44,144,719	—	38,099,641	—	38,099,641	38,093,224
Inter-bank funds	—	—	—	—	—	—	169,138	—	169,138	169,138
Due to banks and correspondents	—	8,031,845	—	8,031,845	7,997,696	—	3,982,373	—	3,982,373	3,979,637
Bonds, notes and other obligations	6,445,019	1,272,136	—	7,717,155	7,495,439	5,073,917	2,044,630	—	7,118,547	6,890,290
Due from customers on acceptances	—	16,577	—	16,577	16,577	—	139,685	—	139,685	139,685
Insurance contract liabilities	—	11,708,247	—	11,708,247	11,708,247	—	11,338,810	—	11,338,810	11,338,810
Other accounts payable and other liabilities	—	2,017,648	—	2,017,648	2,017,648	—	1,634,243	—	1,634,243	1,634,243
Total	6,445,019	67,252,454	—	73,697,473	73,380,326	5,073,917	57,408,520	—	62,482,437	62,245,027

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of June 30, 2020 and December 31, 2019, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

24.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the interim consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of yield of the assets under its management.

As of June 30, 2020 and December 31, 2019, the value of the managed off-balance sheet financial assets is as follows:

	30.06.2020	31.12.2019
	S/(000)	S/(000)
Investment funds	13,887,905	13,243,888
Mutual funds	5,414,133	5,049,034
Total	19,302,038	18,292,922